U.S. Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

04052370

Residential Asset Securities Corporation.
Exact Name of Registrant as Specified in Charter

0000932858
Registrant CIK Number

FOR 12/23/04
Current Report on Form 8-K Deal 2004-KS12
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-108865
SEC File Number of Registration Statement

RECD S.E.C.
DEC 27 2004
1086

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd of December 2004.

Residential Asset Securities Corporation
(Registrant)

By: [signature]

Name: Benita Bjorgo
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By:

(Name)

PROCESSED
DEC 29 2004
THOMSON
FINANCIAL

GMAC RFC

Banc of America Securities

RMBS New Issue Term Sheet

$536,250,000 Certificates (Approximate)

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS12

RASC Series 2004-KS12 Trust
Issuer

Residential Asset Securities Corporation
Depositor

Residential Funding Corporation
Master Servicer

December 16, 2004

RASC Series 2004-KS12 Trust

Home Equity Mortgage Asset-Backed Pass-Through Certificates

Certificates

Class	Expected Size($)[1]	Interest Type	Principal Type	Expected WAL (yrs)[2] Call/Mat	Expected Principal Window (mos)[2] Call/Mat	Final Scheduled Distribution Date[3]	Expected Ratings (Moody's/S&P/Fitch)
A-I-1[4][7]	103,546,000	Floating	SEQ	1.00/1.00	1 to 21/1 to 21	Jun 2025	Aaa/AAA/AAA
A-I-2 [4] [7]	107,140,000	Floating	SEQ	3.00/3.08	21 to 71/21 to 97	Jun 2034	Aaa/AAA/AAA
A-I-3 [4] [7]	6,564,000	Floating	SEQ	5.91/10.08	71 to 71/97 to 160	Jan 2035	Aaa/AAA/AAA
A-II-1[4]	195,525,000	Floating	PT	2.14/2.30	1 to 71/1 to 160	Jan 2035	Aaa/AAA/AAA
A-II-2 [4]	21,725,000	Floating	PT	2.14/2.30	1 to 71/1 to 160	Jan 2035	Aaa/AAA/AAA
M-1 [4][5]	48,400,000	Floating	MEZ	4.46/4.87	42 to 71/42 to 134	Jan 2035	Aa2/AA/AA
M-2 [4][5]	27,500,000	Floating	MEZ	4.26/4.62	39 to 71/39 to 118	Jan 2035	A2/A/A
M-3 [4][5]	8,250,000	Floating	MEZ	4.21/4.51	38 to 71/38 to 102	Jan 2035	A3/A-/A-
M-4 [4][5]	7,700,000	Floating	MEZ	4.18/4.42	38 to 71/38 to 95	Jan 2035	Baa1/BBB+/BBB+
M-5 [4][5]	6,050,000	Floating	MEZ	4.18/4.34	38 to 71/38 to 87	Jan 2035	Baa2/BBB/BBB
M-6 [4][5]	3,850,000	Floating	MEZ	4.15/4.21	37 to 71/37 to 78	Jan 2035	Baa3/BBB-/BBB-
B[4][5][6]	5,500,000	Floating	SUB	4.02/4.02	37 to 71/37 to 71	Jan 2035	Ba1/BB+/BB+
Total	**541,750,000**						

Structure

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the related Mortgage Loans.
(3) For the Class A-I-1 and Class A-I-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date, a required overcollateralization amount of $0, and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to its related net wac cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.
(6) The Class B Certificates will not be offered hereby.
(7) These Certificates will be sized based on investor demand and may be either combined or further divided.

Prepayment Pricing Assumption

Fixed Rate Mortgage Loans:	23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase to 23% CPR by month ten, and remain constant at 23% CPR thereafter).
Adjustable Rate Mortgage Loans:	100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum beginning in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum beginning in the twenty-third month through the twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

Contacts

Banc of America Securities LLC

Mortgage Trading/Syndicate		Tel: (212) 847-5095
Rob Karr		robert.h.karr@bankofamerica.com
Pat Beranek		patrick.beranek@bankofamerica.com
Charlene Balfour		charlene.c.balfour@bankofamerica.com
Chris Springer		chris.springer@bankofamerica.com
Global Structured Finance		Fax: (704) 388-9668
Jeff Hare	(704) 388-6840	jeff.hare@bankofamerica.com
Vikas Garg	(704) 388-3681	vikas.garg@bankofamerica.com
Shaun Ahmad	(704) 387-2658	shaun.ahmad@bankofamerica.com
Niki Hogue	(704) 387-1853	nikole.hogue@bankofamerica.com
Jorge Panduro	(704) 386-0902	jorge.a.panduro@bankofamerica.com

Rating Agencies

Moody's:	Shelly Garg	(212) 553-7922
S&P:	Chris Deasy	(212) 438-2405
Fitch:	Roeluf Slump	(212) 908-0705

Summary of Terms

Certificates:	The Class A-I-1 Certificates, Class A-I-2 Certificates and Class A-I-3 Certificates (the "Class A-I Certificates"); Class A-II-1 Certificates and Class A-II-2 Certificates (the "Class A-II Certificates"). The Class A-I Certificates and the Class A-II Certificates are referred to herein as the "Class A Certificates". The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (the "Class M Certificates"); and the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates"). The Class A Certificates and the Class M Certificates will be offered via the Prospectus (the "Offered Certificates"). The Class B Certificates will not be offered hereby.
Depositor:	Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation.
Seller and Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC").
Sub-Servicer:	Primary servicing will be provided primarily by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation with respect to the Mortgage Loans in Loan Group I and Loan Group II. The preliminary pool includes approximately 20.77% of Group I Mortgage Loans and 17.72% of Group II Mortgage Loans, which will be interim-serviced by Fremont Investment & Loan.
Trustee:	US Bank, N.A.
Lead Underwriter:	Banc of America Securities LLC.
Co-Managers:	Residential Funding Securities Corporation and Barclays Capital.
Cut-off Date:	December 1, 2004.
Closing Date:	On or about December 29, 2004.
Distribution Dates:	The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in January 2005. The initial Distribution Date will be January 25, 2005.
Form of Certificates:	The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds.
Minimum Denominations:	The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and the Class M-6 Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.

Summary of Terms

Tax Status: The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

ERISA Eligibility: The Class A and Class M Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

SMMEA Eligibility: None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Optional Termination Date: If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof ("Optional Termination Date"), the holders of the call rights may terminate the trust.

Expense Fee Rate: With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

Mortgage Loans: The mortgage pool will consist of Mortgage Loans that will be divided into Loan Group I and Loan Group II. Loan Group I will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by 98.91% first liens and 1.09% seconds liens on mortgaged properties that may or may not conform to Freddie Mac loan limits, and Loan Group II will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first liens on mortgaged properties that will conform to Freddie Mac loan limits. Approximately 2.61% and 2.52% of the Mortgage Loans in Loan Group I and Loan Group II, respectively, provide for an initial interest only period of up to five years.

Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.

Maximum Net Mortgage Rate: With respect to any adjustable rate Mortgage Loan, the maximum net mortgage rate; with respect to the fixed rate Mortgage Loan, the Net Mortgage Rate.

Group I Net WAC Cap Rate: The pass-through rate of the Class A-I Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group I Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period as adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

Group I Basis Risk Shortfall: With respect to any class of Class A-I Certificates and any distribution date on which the Group I Net WAC Cap Rate is used to determine the pass-through Rate of that class of

Summary of Terms

certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group I weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Group I Net WAC Cap Rate; plus any unpaid Group I Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group I weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance agreements provider to make required payments pursuant to the related yield maintenance agreement will be Group I Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

Group II Net WAC Cap Rate: The pass-through rate of the Class A-II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period and, in the case of the Class A-II-2 Certificates, adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

Group II Basis Risk Shortfall: With respect to any class of Class A-II Certificates and any distribution date on which the Group II Net WAC Cap Rate is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group II weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Group II Net WAC Cap Rate; plus any unpaid Group II Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group II weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to the Class A-II-2 Certificates caused by the failure of the yield maintenance agreements provider to make required payments pursuant to the related yield maintenance agreement will be Group II Basis Risk Shortfalls payable to the Class A-II-2 Certificates in the amounts and priority described under Excess Cash Flow Distributions.

Subordinate Net WAC Cap Rate: The pass-through rate on the Subordinate Certificates with respect to each Distribution Date will be subject to a cap equal to the weighted average of the Group I Net WAC Cap Rate, without regard to payments required to be made under the yield maintenance agreement for the Class A-I-1 Certificates, if any, and the Group II Net WAC Cap Rate, without regard to payments required to be made under the yield Maintenance Agreement for the Class A-II-2 Certificates, if any, in each case in effect for such Distribution Date weighted on the basis of the related Subordinate Component as adjusted to account for payments required to be made under the yield maintenance agreement for the Subordinate Certificates, if any.

Summary of Terms

Subordinate Basis Risk Shortfall: With respect to any class of Class M and Class B Certificates and any distribution date on which the Subordinate Net WAC Cap Rate is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average of the Group I weighted average Maximum Net Mortgage Rate and the Group II weighted average Maximum Net Mortgage Rate, weighted on the basis of the related Subordinate Component, over (ii) accrued certificate interest calculated using the Subordinate Net WAC Cap Rate; plus any unpaid Subordinate Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average of the Group I weighted average Maximum Net Mortgage Rate and the Group II weighted average Maximum Net Mortgage Rate, weighted on the basis of the related Subordinate Component. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance agreements provider to make required payments pursuant to the related yield maintenance agreement will be Subordinate Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

Subordinate Component: With respect to each loan group and any Distribution Date, the positive excess, if any, of the aggregate stated principal balance of the Mortgage Loans in that loan group, over the certificate principal balance of the related Class A Certificates, in each case immediately prior to such Distribution Date.

Relief Act Shortfalls: With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls in either loan group will be allocated on a pro rata basis among the related Offered Certificates.

Interest Accrual Period: For all Certificates: From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.

Eligible Master Servicing Compensation: With respect to any Distribution Date and each loan group, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the related Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date, in each case, with respect to the related Mortgage Loans.

Coupon Step Up: If the holders of the call rights do not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following the Optional Termination Date.

Credit Enhancement

Credit Enhancement:

A. Overcollateralization ("OC")

B. Excess Cash Flow

C. Subordination

Expected Credit Support Percentage:

Class	Rating (M/S/F)	Initial Credit Support	After Stepdown Support
Class A	Aaa/AAA/AAA	21.00%	42.00%
Class M-1	Aa2/AA/AA	12.20%	24.40%
Class M-2	A2/A/A	7.20%	14.40%
Class M-3	A3/A-/A-	5.70%	11.40%
Class M-4	Baa1/BBB+/BBB+	4.30%	8.60%
Class M-5	Baa2/BBB/BBB	3.20%	6.40%
Class M-6	Baa3/BBB-/BBB-	2.50%	5.00%
Class B	Ba1/BB+/BB+	1.50%	3.00%

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes Overcollateralization.

Subordination Percentage:

Class	Rating (M/S/F)	Subordination
Class A	Aaa/AAA/AAA	58.00%
Class M-1	Aa2/AA/AA	75.60%
Class M-2	A2/A/A	85.60%
Class M-3	A3/A-/A-	88.60%
Class M-4	Baa1/BBB+/BBB+	91.40%
Class M-5	Baa2/BBB/BBB	93.60%
Class M-6	Baa3/BBB-/BBB-	95.00%
Class B	Ba1/BB+/BB+	97.00%

Overcollateralization Amount:

The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A, Class M and Class B Certificates, before taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 1.50% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.00% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately

Credit Enhancement

preceding Distribution Date.

Overcollateralization Floor: 0.50% of the aggregate initial principal balance of the Mortgage Loans.

Stepdown Date: For each group of certificates, the earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in January 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

Specified Enhancement Percentage: The Specified Enhancement Percentage is 42.00%.

Senior Enhancement Percentage: On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

Excess Cash Flow: For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Trigger Event: A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) 2.44 and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in January 2008 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

Distribution Period	Required Loss Percentage
Month 37 to Month 48	3.25% with respect to month 37, plus an additional 1/12th of 2.00% for each month thereafter
Month 49 to Month 60	5.25% with respect to month 49, plus an additional 1/12th of 1.25% for each month thereafter
Month 61 to Month 72	6.50% with respect to month 61, plus an additional 1/12th of 0.75% for each month thereafter
Month 73 and thereafter	7.25%

Interest Distributions

Interest Distributions

Interest Distributions:

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) With respect to Loan Group I, to the Class A-I Certificates, pro rata, and with respect to Loan Group II, to the Class A-II Certificates pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates; and

(viii) To the Class B Certificates.

Principal Distributions

Principal Distributions:

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(i) To the Class A Certificates, the Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(ii) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(iii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(iv) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(v) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(vi) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(vii) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero; and

(viii) To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

Class A Principal Distributions:

The Group I Principal Distribution Amount will be distributed as follows:

(i) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(iii) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iv) Any remaining amount to the Class A-II Certificates, pro rata.

The Group II Principal Distribution Amount will be distributed as follows:

(i) To the Class A-II Certificates, pro rata; and

(ii) Any remaining amount sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero.

Excess Cash Flow Distributions

Excess Cash Flow Distributions:

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their Certificate Principal Balances, the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month;

(ii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iii) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(iv) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(v) to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Group I Basis Risk Shortfall, Group II Basis Risk Shortfall and any Subordinate Basis Risk Shortfall, as applicable, remaining unpaid as of that distribution date; provided, that the Class A-II-1 Certificates will be entitled to payment of Group II Basis Risk Shortfall allocated thereto before the Class A-II-2 Certificates are entitled to be paid such amounts;

(vi) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(vii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed; and

(viii) to pay to the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Definitions

Principal Remittance Amount:	For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.
Principal Distribution Amount:	For any Distribution Date, the lesser of (a) the sum of (i) the excess of (x) the available distribution amount over (y) the interest distribution amount and (ii) any Excess Cash Flow used to pay principal on the certificates and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the OC Target minus any overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.
Class A Principal Distribution Amount:	With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the OC Floor.
Group I Principal Distribution Amount:	On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group I for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.
Group II Principal Distribution Amount:	On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group II for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

Definitions

Principal Allocation Amount:	With respect to any Distribution Date, the sum of (a) the Principal Remittance Amount for that Distribution Date and (b) the aggregate amount of Realized Losses on the Mortgage Loans in the calendar month preceding that Distribution Date, to the extent covered by Excess Cash Flow for that Distribution Date as described under Excess Cash Flow Distributions; provided, that on any Distribution Date on which there is insufficient Excess Cash Flow to cover all Realized Losses on the Mortgage Loans, in determining the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, the available Excess Cash Flow will be allocated to the Class A-I Certificates and Class A-II Certificates, pro rata, based on the principal portion of Realized Losses on the Group I Loans and Group II Loans, respectively.
Class M-1 Principal Distribution Amount:	With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.
Class M-2 Principal Distribution Amount:	With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Definitions

Class M-3 Principal Distribution Amount:	With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.
Class M-4 Principal Distribution Amount:	With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Definitions

Class M-5 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the OC Floor.

Class M-6 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Definitions

Class B Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Allocation of Losses:

Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero (as further described in the prospectus supplement);

(iii) To the Class B Certificates, until reduced to zero;

(iv) To the Class M-6 Certificates, until reduced to zero;

(v) To the Class M-5 Certificates, until reduced to zero;

(vi) To the Class M-4 Certificates, until reduced to zero;

(vii) To the Class M-3 Certificates, until reduced to zero;

(viii) To the Class M-2 Certificates, until reduced to zero;

(ix) To the Class M-1 Certificates, until reduced to zero; and

(x) With respect to losses on the Group I Mortgage Loans, to the Class A-I Certificates, on a pro-rata basis; with respect to losses on the Group II Mortgage Loans, first, to the Class A-II-2 Certificates, until reduced to zero, then to the Class A-II-1 Certificates, until reduced to zero.

Definitions

Prospectus:	The Offered Certificates will be offered pursuant to a Prospectus, which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

Yield Maintenance Agreement
Class A-I Certificates

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class A-I Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A-I Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in January 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in November 2006.

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)	Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
01/25/05	217,250,000	7.42%	7.81%	01/25/06	163,798,378	6.44%	7.81%
02/25/05	215,941,807	6.44%	7.81%	02/25/06	157,279,810	6.44%	7.81%
03/25/05	214,029,967	7.15%	7.81%	03/25/06	150,952,782	7.15%	7.81%
04/25/05	211,510,597	6.44%	7.81%	04/25/06	144,811,666	6.44%	7.81%
05/25/05	208,383,501	6.66%	7.81%	05/25/06	138,851,005	6.66%	7.81%
06/25/05	204,652,327	6.44%	7.81%	06/25/06	133,055,856	6.44%	7.81%
07/25/05	200,324,694	6.66%	7.81%	07/25/06	127,431,540	6.67%	7.81%
08/25/05	195,413,735	6.44%	7.81%	08/25/06	121,973,010	6.45%	7.81%
09/25/05	189,939,876	6.44%	7.81%	09/25/06	116,675,367	6.45%	7.81%
10/25/05	183,922,772	6.66%	7.81%	10/25/06	111,422,936	6.67%	7.81%
11/25/05	177,433,487	6.44%	7.81%	11/25/06	102,340,251	6.50%	7.81%
12/25/05	170,514,280	6.66%	7.81%	12/25/06	-	-	-

Yield Maintenance Agreement
Class A-II-2 Certificates

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class A-II-2 Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A-II-2 Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in January 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in November 2006.

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)	Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
01/25/05	21,725,000	7.31%	7.68%	01/25/06	16,395,019	6.33%	7.68%
02/25/05	21,596,217	6.33%	7.68%	02/25/06	15,742,814	6.33%	7.68%
03/25/05	21,407,085	7.04%	7.68%	03/25/06	15,109,771	7.04%	7.68%
04/25/05	21,157,203	6.33%	7.68%	04/25/06	14,495,327	6.33%	7.68%
05/25/05	20,846,540	6.55%	7.68%	05/25/06	13,898,937	6.55%	7.68%
06/25/05	20,475,446	6.33%	7.68%	06/25/06	13,320,070	6.33%	7.68%
07/25/05	20,044,672	6.55%	7.68%	07/25/06	12,758,212	6.55%	7.68%
08/25/05	19,555,371	6.33%	7.68%	08/25/06	12,212,863	6.33%	7.68%
09/25/05	19,009,111	6.33%	7.68%	09/25/06	11,683,538	6.33%	7.68%
10/25/05	18,407,875	6.55%	7.68%	10/25/06	11,162,075	6.55%	7.68%
11/25/05	17,759,253	6.33%	7.68%	11/25/06	10,252,362	6.38%	7.68%
12/25/05	17,066,966	6.55%	7.68%	12/25/06	-	-	-

Yield Maintenance Agreement
Subordinate Certificates

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class M and Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class M and Class B Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in January 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in November 2006.

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)	Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
01/25/05	107,250,000	6.56%	7.44%	01/25/06	107,250,000	5.58%	7.44%
02/25/05	107,250,000	5.58%	7.44%	02/25/06	107,250,000	5.58%	7.44%
03/25/05	107,250,000	6.29%	7.44%	03/25/06	107,250,000	6.29%	7.44%
04/25/05	107,250,000	5.58%	7.44%	04/25/06	107,250,000	5.58%	7.44%
05/25/05	107,250,000	5.80%	7.44%	05/25/06	107,250,000	5.80%	7.44%
06/25/05	107,250,000	5.58%	7.44%	06/25/06	107,250,000	5.58%	7.44%
07/25/05	107,250,000	5.80%	7.44%	07/25/06	107,250,000	5.81%	7.44%
08/25/05	107,250,000	5.58%	7.44%	08/25/06	107,250,000	5.59%	7.44%
09/25/05	107,250,000	5.58%	7.44%	09/25/06	107,250,000	5.59%	7.44%
10/25/05	107,250,000	5.80%	7.44%	10/25/06	107,250,000	5.81%	7.44%
11/25/05	107,250,000	5.58%	7.44%	11/25/06	107,250,000	5.64%	7.44%
12/25/05	107,250,000	5.80%	7.44%	12/25/06	-	-	-

Aggregate Collateral Summary (Statistical Pool)

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$537,549,039.84		
Number of Mortgage Loans	3,989		
Average Current Principal Balance	$134,757.84	$10,626.08	$650,000.00
(1) (4) Weighted Average Original Loan-to-Value	81.68%	16.00%	100.00%
(1) Weighted Average Mortgage Rate	7.37%	4.99%	12.50%
(1) Weighted Average Net Mortgage Rate	6.86%	4.54%	11.92%
(1) Weighted Average Note Margin	6.83%	1.00%	10.75%
(1) Weighted Average Maximum Mortgage Rate	13.67%	9.80%	18.45%
(1) Weighted Average Minimum Mortgage Rate	7.23%	1.25%	11.45%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	25	2	36
(1) Weighted Average Remaining Term to Stated Maturity (months)	355	119	360
(1) (2) Weighted Average Credit Score	607	460	808

(1) Weighted Average reflected in Total.
(2) 99.96% of the Aggregate Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days.
(4) With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	91.34%
Lien	First	99.45%
Property Type	Single-family detached	80.59%
	Planned Unit Developments (detached)	7.66%
	Two- to four- family units	4.08%
	Condo Low-Rise (less than 5 stories)	2.98%
	Planned Unit Developments (attached)	1.93%
	Manufactured Home	1.81%
	Townhouse	0.77%
	Condo Mid-Rise (5 to 8 stories)	0.11%
	Condo High-Rise (9 stories or more)	0.06%
Occupancy Status	Primary Residence	94.77%
	Non Owner Occupied	3.82%
	Second/Vacation	1.41%
Documentation Type	Full Documentation	78.20%
	Reduced Documentation	21.80%
Loans with Prepayment Penalties		66.83%
Loans serviced by Homecomings(3)		100.00%

Aggregate Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	44	$5,490,672	1.02%	$124,788	66.86%
500 - 519	91	10,708,784	1.99	117,679	75.19
520 - 539	217	27,940,118	5.20	128,756	76.01
540 - 559	342	43,892,200	8.17	128,340	77.07
560 - 579	417	53,936,266	10.03	129,344	80.66
580 - 599	586	78,407,820	14.59	133,802	81.57
600 - 619	798	107,049,977	19.91	134,148	83.78
620 - 639	588	84,175,435	15.66	143,156	83.40
640 - 659	444	63,819,762	11.87	143,738	83.10
660 - 679	241	31,548,838	5.87	130,908	83.46
680 - 699	96	12,908,495	2.40	134,463	84.03
700 - 719	43	6,030,945	1.12	140,255	84.24
720 - 739	32	4,560,655	0.85	142,520	79.34
740 - 759	27	4,502,120	0.84	166,745	84.41
760 >=	20	2,388,289	0.44	119,414	85.75
Subtotal with Credit Scores	**3,986**	**$537,360,376**	**99.96%**	**$134,812**	**81.68%**
Not available*	3	188,664	0.04	62,888	80.00
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**81.68%**

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Outstanding Mortgage Loan Principal Balances

Range of Outstanding Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,514	$107,887,593	20.07%	$71,260	604	79.51%
100,001 - 200,000	1,810	255,915,414	47.61	141,390	606	82.08
200,001 - 300,000	544	130,732,143	24.32	240,316	608	82.06
300,001 - 400,000	112	38,755,169	7.21	346,028	615	83.76
400,001 - 500,000	8	3,608,720	0.67	451,090	625	82.49
600,001 - 700,000	1	650,000	0.12	650,000	752	75.00
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	11	$2,189,141	0.41%	$199,013	621	75.51%
5.000 - 5.499	75	13,796,756	2.57	183,957	630	76.36
5.500 - 5.999	295	52,078,458	9.69	176,537	627	78.11
6.000 - 6.499	774	119,525,448	22.24	154,426	621	80.91
6.500 - 6.999	911	130,068,933	24.20	142,776	610	82.72
7.000 - 7.499	962	124,417,402	23.15	129,332	602	84.12
7.500 - 7.999	474	53,469,459	9.95	112,805	586	82.11
8.000 - 8.499	228	23,268,525	4.33	102,055	572	78.92
8.500 - 8.999	126	11,184,759	2.08	88,768	565	79.47
9.000 - 9.499	71	4,469,090	0.83	62,945	580	80.69
9.500 - 9.999	25	1,454,842	0.27	58,194	568	77.97
10.000 - 10.499	16	872,374	0.16	54,523	559	80.43
10.500 - 10.999	10	431,542	0.08	43,154	597	81.93
11.000 - 11.499	8	235,139	0.04	29,392	579	82.36
11.500 - 11.999	3	87,172	0.02	29,057	558	89.82
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	1	$291,296	0.05%	$291,296	607	80.00%
5.000 - 5.499	7	1,381,381	0.26	197,340	627	76.12
5.500 - 5.999	78	15,451,488	2.87	198,096	632	76.59
6.000 - 6.499	261	44,582,556	8.29	170,814	632	78.19
6.500 - 6.999	802	125,644,819	23.37	156,664	623	81.08
7.000 - 7.499	827	117,667,860	21.89	142,283	611	82.67
7.500 - 7.999	1,025	132,891,012	24.72	129,650	601	84.00
8.000 - 8.499	436	50,366,043	9.37	115,518	582	81.96
8.500 - 8.999	281	28,660,592	5.33	101,995	571	79.31
9.000 - 9.499	124	11,750,501	2.19	94,762	559	78.21
9.500 - 9.999	82	5,570,119	1.04	67,928	573	80.62
10.000 - 10.499	24	1,394,852	0.26	58,119	560	76.15
10.500 - 10.999	18	1,067,892	0.20	59,327	563	80.15
11.000 - 11.499	9	397,597	0.07	44,177	602	80.98
11.500 - 11.999	9	274,081	0.05	30,453	574	83.13
12.000 - 12.499	3	128,963	0.02	42,988	554	81.95
12.500 - 12.999	2	27,989	0.01	13,995	618	100.00
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 - 50.00	127	$11,536,888	2.15%	$90,842	579
50.01 - 55.00	33	3,524,770	0.66	106,811	596
55.01 - 60.00	112	12,112,292	2.25	108,145	576
60.01 - 65.00	101	12,603,229	2.34	124,784	586
65.01 - 70.00	186	25,735,205	4.79	138,361	586
70.01 - 75.00	330	44,420,875	8.26	134,609	603
75.01 - 80.00	1,236	167,846,073	31.22	135,798	612
80.01 - 85.00	593	81,603,286	15.18	137,611	597
85.01 - 90.00	692	100,959,915	18.78	145,896	602
90.01 - 95.00	494	71,025,471	13.21	143,776	636
95.01 - 100.00	85	6,181,034	1.15	72,718	654
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	110	$10,708,791	1.99%	$97,353	604	82.64%
Alaska	2	329,773	0.06	164,886	609	78.18
Arizona	105	13,275,073	2.47	126,429	613	83.98
Arkansas	18	1,780,699	0.33	98,928	606	82.36
California	309	66,764,206	12.42	216,065	612	78.38
Colorado	68	10,648,890	1.98	156,601	612	81.71
Connecticut	38	6,281,144	1.17	165,293	597	80.00
Delaware	3	330,444	0.06	110,148	625	78.91
District of Columbia	11	1,411,344	0.26	128,304	593	65.20
Florida	325	45,613,827	8.49	140,350	608	81.27
Georgia	193	23,094,111	4.30	119,659	602	84.92
Hawaii	3	631,805	0.12	210,602	616	84.51
Idaho	14	1,640,908	0.31	117,208	615	83.91
Illinois	215	31,215,948	5.81	145,190	622	82.96
Indiana	112	9,764,332	1.82	87,182	609	84.48
Iowa	33	3,632,328	0.68	110,071	605	86.81
Kansas	37	3,732,969	0.69	100,891	611	86.35
Kentucky	54	5,160,937	0.96	95,573	593	83.14
Louisiana	75	7,209,501	1.34	96,127	599	80.35
Maine	11	1,349,239	0.25	122,658	626	85.44
Maryland	110	19,596,270	3.65	178,148	594	81.16
Massachusetts	54	10,448,766	1.94	193,496	605	77.93
Michigan	268	30,905,064	5.75	115,317	604	82.29
Minnesota	165	27,319,396	5.08	165,572	606	81.95
Mississippi	36	3,345,200	0.62	92,922	606	84.28
Missouri	122	13,190,101	2.45	108,116	604	83.74
Montana	3	371,482	0.07	123,827	586	87.93
Nebraska	14	1,456,748	0.27	104,053	620	85.59
Nevada	59	10,802,739	2.01	183,097	606	80.31
New Hampshire	15	2,854,371	0.53	190,291	598	81.55
New Jersey	56	10,434,369	1.94	186,328	605	77.23
New Mexico	24	3,156,129	0.59	131,505	627	78.82
New York	76	14,289,083	2.66	188,014	609	78.95
North Carolina	110	11,454,725	2.13	104,134	606	83.09
North Dakota	9	853,925	0.16	94,881	628	85.47
Ohio	155	15,180,306	2.82	97,937	616	85.25
Oklahoma	44	3,615,218	0.67	82,164	602	83.10
Oregon	32	5,007,524	0.93	156,485	603	82.68
Pennsylvania	83	9,019,103	1.68	108,664	588	81.37
Rhode Island	19	3,178,237	0.59	167,276	601	76.09
South Carolina	74	7,675,006	1.43	103,716	587	81.29
South Dakota	8	929,961	0.17	116,245	614	87.99
Tennessee	89	9,342,871	1.74	104,976	604	85.47
Texas	191	18,989,145	3.53	99,420	611	79.72
Utah	21	2,523,351	0.47	120,160	622	84.41
Vermont	2	257,697	0.05	128,848	640	77.89
Virginia	148	23,023,718	4.28	155,566	597	81.43
Washington	78	12,119,953	2.25	155,384	607	82.60
West Virginia	9	869,781	0.16	96,642	596	87.20
Wisconsin	172	20,056,961	3.73	116,610	613	84.15
Wyoming	7	705,570	0.13	100,796	611	85.18
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	2,453	$336,643,267	62.63%	$137,237	601	80.70%
Purchase	1,284	168,522,577	31.35	131,248	618	83.41
Rate/Term refinance	252	32,383,196	6.02	128,505	618	82.74
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	3,182	$420,387,220	78.20%	$132,114	602	83.31%
Reduced Documentation	807	117,161,820	21.80	145,182	626	75.82
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	3,722	$509,437,547	94.77%	$136,872	605	81.92%
Non Owner Occupied	204	20,524,159	3.82	100,609	647	74.89
Second/Vacation	63	7,587,334	1.41	120,434	638	83.94
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	3,259	$433,224,853	80.59%	$132,932	606	82.03%
Planned Unit Developments (detached)	255	41,201,035	7.66	161,573	605	82.73
Two- to four- family units	150	21,905,231	4.08	146,035	625	75.70
Condo Low-Rise (less than 5 stories)	118	16,006,988	2.98	135,652	611	80.71
Planned Unit Developments (attached)	65	10,392,945	1.93	159,891	607	82.48
Manufactured Home	96	9,755,254	1.81	101,617	627	77.34
Townhouse	38	4,141,157	0.77	108,978	585	78.44
Condo Mid-Rise (5 to 8 stories)	5	574,109	0.11	114,822	599	79.55
Condo High-Rise (9 stories or more)	3	347,467	0.06	115,822	601	74.48
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	2,027	$285,484,505	53.11%	$140,841	635	84.17%
AX	822	108,079,078	20.11	131,483	597	80.19
AM	574	72,249,359	13.44	125,870	572	81.66
B	363	47,979,938	8.93	132,176	551	76.28
C	144	17,406,119	3.24	120,876	544	71.48
CM	59	6,350,041	1.18	107,628	532	63.78
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	1,382	$178,317,490	33.17%	$129,029	608	81.46%
12 Months	236	34,205,041	6.36	144,937	616	81.25
24 Months	1,700	245,800,842	45.73	144,589	606	82.14
36 Months	661	78,067,616	14.52	118,105	606	80.89
60 Months	2	222,230	0.04	111,115	635	83.44
Other*	8	935,821	0.17	116,978	607	83.16
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate IO Term

Interest Only Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	3,919	$523,752,296	97.43%	$133,644	606	81.65%
24	44	9,140,657	1.70	207,742	645	83.20
36	21	3,623,570	0.67	172,551	634	82.78
60	5	1,032,516	0.19	206,503	632	78.91
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	506	$46,569,770	8.66%	$92,035	614	77.29%
0.000 - 0.999	1	139,150	0.03	139,150	698	80.00
1.000 - 1.499	2	231,663	0.04	115,832	608	90.00
2.000 - 2.499	1	66,959	0.01	66,959	553	79.00
3.000 - 3.499	1	95,068	0.02	95,068	509	85.00
3.500 - 3.999	9	1,493,276	0.28	165,920	627	72.15
4.000 - 4.499	20	3,694,353	0.69	184,718	634	75.67
4.500 - 4.999	35	5,960,881	1.11	170,311	635	83.19
5.000 - 5.499	157	24,226,242	4.51	154,307	641	88.84
5.500 - 5.999	227	33,470,719	6.23	147,448	629	81.21
6.000 - 6.499	405	54,155,749	10.07	133,718	621	79.45
6.500 - 6.999	1,223	192,894,163	35.88	157,722	611	81.10
7.000 - 7.499	607	82,777,662	15.40	136,372	597	83.93
7.500 - 7.999	479	59,034,418	10.98	123,245	583	84.75
8.000 - 8.499	188	20,465,144	3.81	108,857	568	82.41
8.500 - 8.999	83	8,620,030	1.60	103,856	561	77.74
9.000 - 9.499	25	2,316,475	0.43	92,659	545	69.58
9.500 - 9.999	10	742,942	0.14	74,294	544	74.03
10.000 - 10.499	8	488,648	0.09	61,081	505	60.32
10.500 - 10.999	2	105,726	0.02	52,863	535	69.04
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	506	$46,569,770	8.66%	$92,035	614	77.29%
9.000 - 9.999	1	65,887	0.01	65,887	578	59.00
10.000 - 10.999	2	280,836	0.05	140,418	568	82.94
11.000 - 11.999	53	8,952,212	1.67	168,910	632	74.32
12.000 - 12.999	663	105,244,304	19.58	158,740	626	79.77
13.000 - 13.999	1,507	217,464,995	40.45	144,303	607	83.50
14.000 - 14.999	948	124,963,114	23.25	131,818	596	82.64
15.000 - 15.999	246	28,255,295	5.26	114,859	577	80.87
16.000 - 16.999	59	5,554,539	1.03	94,145	572	78.57
17.000 - 17.999	3	144,327	0.03	48,109	526	65.32
18.000 - 18.999	1	53,760	0.01	53,760	564	44.00
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	506	$46,569,770	8.66%	$92,035	614	77.29%
1.000 - 1.999	1	99,585	0.02	99,585	678	90.00
2.000 - 2.999	1	66,959	0.01	66,959	553	79.00
3.000 - 3.999	1	357,000	0.07	357,000	648	68.00
4.000 - 4.999	6	853,326	0.16	142,221	646	76.01
5.000 - 5.999	104	17,464,692	3.25	167,930	633	77.05
6.000 - 6.999	1,170	184,882,441	34.39	158,019	621	80.52
7.000 - 7.999	1,619	224,750,772	41.81	138,821	601	84.22
8.000 - 8.999	471	52,201,852	9.71	110,832	577	81.35
9.000 - 9.999	96	9,492,020	1.77	98,875	563	78.28
10.000 - 10.999	13	756,861	0.14	58,220	513	64.14
11.000 - 11.999	1	53,760	0.01	53,760	564	44.00
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	506	$46,569,770	8.66%	$92,035	614	77.29%
2005 February	1	185,841	0.03	185,841	590	80.00
2005 May	1	58,757	0.01	58,757	655	80.00
2005 September	1	196,000	0.04	196,000	668	80.00
2006 January	1	53,164	0.01	53,164	611	95.00
2006 February	1	74,962	0.01	74,962	625	80.00
2006 March	2	453,763	0.08	226,882	618	83.25
2006 April	2	387,308	0.07	193,654	666	80.00
2006 May	3	394,969	0.07	131,656	657	85.69
2006 June	6	815,759	0.15	135,960	703	94.13
2006 July	11	2,213,827	0.41	201,257	663	84.25
2006 August	44	6,712,540	1.25	152,558	628	89.27
2006 September	185	28,830,638	5.36	155,841	626	86.28
2006 October	861	143,887,694	26.77	167,117	609	81.67
2006 November	1,324	166,640,638	31.00	125,862	602	81.76
2006 December	440	57,697,117	10.73	131,130	593	80.77
2007 January	2	221,616	0.04	110,808	540	89.19
2007 March	1	69,210	0.01	69,210	526	80.00
2007 June	4	477,300	0.09	119,325	655	79.66
2007 July	2	157,383	0.03	78,692	637	84.96
2007 August	6	816,401	0.15	136,067	605	90.92
2007 September	48	6,503,350	1.21	135,486	608	82.74
2007 October	129	20,663,693	3.84	160,184	619	82.85
2007 November	246	30,580,674	5.69	124,312	606	82.35
2007 December	162	22,886,664	4.26	141,276	609	80.87
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Collateral Summary (Statistical Pool)

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$268,774,812.74		
Number of Mortgage Loans	1,968		
Average Current Principal Balance	$136,572.57	$10,626.08	$650,000.00
(1) (4) Weighted Average Original Loan-to-Value	81.52%	16.00%	100.00%
(1) Weighted Average Mortgage Rate	7.36%	5.25%	12.50%
(1) Weighted Average Net Mortgage Rate	6.85%	4.67%	11.92%
(1) Weighted Average Note Margin	6.85%	1.00%	10.49%
(1) Weighted Average Maximum Mortgage Rate	13.68%	10.75%	17.93%
(1) Weighted Average Minimum Mortgage Rate	7.24%	1.25%	10.93%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	25	9	36
(1) Weighted Average Remaining Term to Stated Maturity (months)	354	170	360
(1) (2) Weighted Average Credit Score	607	460	790

(1) Weighted Average reflected in Total.
(2) 99.93% of the Group I Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days.
(4) With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	91.34%
Lien	First	98.91%
Property Type	Single-family detached	81.18%
	Planned Unit Developments (detached)	7.09%
	Two- to four- family units	4.29%
	Condo Low-Rise (less than 5 stories)	3.34%
	Planned Unit Developments (attached)	1.85%
	Manufactured Home	1.59%
	Townhouse	0.55%
	Condo High-Rise (9 stories or more)	0.10%
	Condo Mid-Rise (5 to 8 stories)	0.03%
Occupancy Status	Primary Residence	95.66%
	Non Owner Occupied	3.16%
	Second/Vacation	1.19%
Documentation Type	Full Documentation	77.97%
	Reduced Documentation	22.03%
Loans with Prepayment Penalties		68.87%
Loans serviced by Homecomings(3)		100.00%

Group I Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	25	$2,870,210	1.07%	$114,808	66.81%
500 - 519	54	6,101,946	2.27	112,999	72.10
520 - 539	115	14,560,245	5.42	126,611	76.08
540 - 559	172	22,175,998	8.25	128,930	77.60
560 - 579	180	25,015,672	9.31	138,976	80.71
580 - 599	280	38,400,881	14.29	137,146	81.96
600 - 619	398	53,838,022	20.03	135,271	83.57
620 - 639	290	42,791,189	15.92	147,556	82.97
640 - 659	213	32,350,270	12.04	151,879	83.01
660 - 679	128	15,779,320	5.87	123,276	84.03
680 - 699	55	7,188,060	2.67	130,692	83.74
700 - 719	18	2,504,842	0.93	139,158	81.79
720 - 739	18	2,471,150	0.92	137,286	77.57
740 - 759	13	2,048,873	0.76	157,606	83.02
760 >=	6	489,471	0.18	81,579	80.38
Subtotal with Credit Scores	**1,965**	**268,586,149**	**99.93**	**136,685**	**81.52**
Not available*	3	188,664	0.07	62,888	80.00
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**81.52%**

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Outstanding Mortgage Loan Principal Balances

Range of Outstanding Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	762	$53,256,650	19.81%	$69,891	604	79.78%
100,001 - 200,000	866	123,597,423	45.99	142,722	606	81.98
200,001 - 300,000	259	61,937,394	23.04	239,141	605	81.50
300,001 - 400,000	72	25,724,626	9.57	357,286	613	83.02
400,001 - 500,000	8	3,608,720	1.34	451,090	625	82.49
600,001 - 700,000	1	650,000	0.24	650,000	752	75.00
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	5	$1,019,589	0.38%	$203,918	632	78.52%
5.000 - 5.499	37	7,049,279	2.62	190,521	640	76.54
5.500 - 5.999	153	27,530,435	10.24	179,937	625	78.73
6.000 - 6.499	375	58,639,552	21.82	156,372	619	80.52
6.500 - 6.999	479	70,086,632	26.08	146,319	609	82.80
7.000 - 7.499	451	60,212,620	22.40	133,509	599	83.48
7.500 - 7.999	197	23,367,709	8.69	118,618	584	81.55
8.000 - 8.499	99	9,715,017	3.61	98,131	573	78.46
8.500 - 8.999	71	5,813,788	2.16	81,884	565	79.98
9.000 - 9.499	50	2,698,018	1.00	53,960	594	82.13
9.500 - 9.999	20	1,258,073	0.47	62,904	565	79.01
10.000 - 10.499	13	749,848	0.28	57,681	564	82.49
10.500 - 10.999	8	347,941	0.13	43,493	605	89.67
11.000 - 11.499	7	199,139	0.07	28,448	587	86.40
11.500 - 11.999	3	87,172	0.03	29,057	558	89.82
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
5.000 - 5.499	6	$1,114,381	0.41%	$185,730	635	78.31%
5.500 - 5.999	35	7,427,039	2.76	212,201	640	76.89
6.000 - 6.499	138	24,022,435	8.94	174,076	630	78.48
6.500 - 6.999	394	62,538,318	23.27	158,727	621	80.91
7.000 - 7.499	425	61,716,286	22.96	145,215	611	82.58
7.500 - 7.999	482	64,580,593	24.03	133,985	597	83.57
8.000 - 8.499	187	23,031,283	8.57	123,162	584	81.14
8.500 - 8.999	125	12,611,546	4.69	100,892	569	79.56
9.000 - 9.499	66	5,682,574	2.11	86,100	564	79.06
9.500 - 9.999	56	3,197,882	1.19	57,105	584	81.52
10.000 - 10.499	19	1,198,082	0.45	63,057	555	76.94
10.500 - 10.999	16	987,366	0.37	61,710	565	80.83
11.000 - 11.499	6	271,996	0.10	45,333	624	93.83
11.500 - 11.999	9	274,081	0.10	30,453	574	83.13
12.000 - 12.499	2	92,963	0.03	46,482	561	90.45
12.500 - 12.999	2	27,989	0.01	13,995	618	100.00
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 – 50.00	64	$6,050,589	2.25%	$94,540	588
50.01 – 55.00	18	2,103,951	0.78	116,886	592
55.01 – 60.00	56	6,043,368	2.25	107,917	564
60.01 – 65.00	53	6,829,322	2.54	128,855	580
65.01 – 70.00	96	13,276,625	4.94	138,298	586
70.01 – 75.00	156	21,470,565	7.99	137,632	604
75.01 – 80.00	593	82,097,770	30.55	138,445	613
80.01 – 85.00	295	42,989,499	15.99	145,727	597
85.01 – 90.00	340	51,892,572	19.31	152,625	601
90.01 – 95.00	232	33,052,197	12.30	142,466	637
95.01 – 100.00	65	2,968,354	1.10	45,667	641
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	53	$4,924,767	1.83%	$92,920	604	84.60%
Alaska	1	119,917	0.04	119,917	587	75.00
Arizona	52	6,126,434	2.28	117,816	616	86.11
Arkansas	8	861,068	0.32	107,633	609	81.52
California	178	39,987,743	14.88	224,650	611	77.58
Colorado	31	4,687,111	1.74	151,197	612	81.54
Connecticut	25	4,011,947	1.49	160,478	593	76.70
Delaware	1	134,755	0.05	134,755	645	77.00
District of Columbia	4	459,019	0.17	114,755	632	63.62
Florida	159	21,546,863	8.02	135,515	609	82.43
Georgia	87	10,147,004	3.78	116,632	603	84.41
Hawaii	3	631,805	0.24	210,602	616	84.51
Idaho	9	903,245	0.34	100,361	613	80.80
Illinois	102	14,334,867	5.33	140,538	623	82.43
Indiana	63	5,443,665	2.03	86,407	606	84.72
Iowa	12	1,458,905	0.54	121,575	612	85.97
Kansas	23	2,100,455	0.78	91,324	614	87.68
Kentucky	32	3,163,659	1.18	98,864	582	83.87
Louisiana	39	3,367,428	1.25	86,344	593	80.85
Maine	5	560,033	0.21	112,007	621	82.20
Maryland	50	9,146,245	3.40	182,925	598	82.34
Massachusetts	24	4,767,027	1.77	198,626	619	79.45
Michigan	128	14,320,316	5.33	111,877	602	81.92
Minnesota	78	13,517,386	5.03	173,300	598	81.50
Mississippi	15	1,689,936	0.63	112,662	608	87.04
Missouri	57	5,935,465	2.21	104,131	612	83.76
Montana	1	78,243	0.03	78,243	529	90.00
Nebraska	7	749,388	0.28	107,055	623	86.48
Nevada	31	5,599,654	2.08	180,634	607	81.49
New Hampshire	8	1,547,462	0.58	193,433	593	76.71
New Jersey	28	5,299,844	1.97	189,280	592	75.46
New Mexico	12	1,656,048	0.62	138,004	622	77.89
New York	48	9,374,364	3.49	195,299	605	78.96
North Carolina	58	6,246,066	2.32	107,691	607	81.88
North Dakota	4	427,321	0.16	106,830	636	91.44
Ohio	69	6,772,861	2.52	98,157	618	84.65
Oklahoma	24	1,940,854	0.72	80,869	588	81.81
Oregon	17	2,453,729	0.91	144,337	610	81.36
Pennsylvania	38	4,781,414	1.78	125,827	583	81.14
Rhode Island	7	956,423	0.36	136,632	592	76.14
South Carolina	37	4,014,717	1.49	108,506	586	82.34
South Dakota	4	523,317	0.19	130,829	605	87.08
Tennessee	39	4,049,580	1.51	103,835	606	84.76
Texas	85	8,690,554	3.23	102,242	613	81.40
Utah	9	1,059,455	0.39	117,717	612	84.85
Vermont	1	135,575	0.05	135,575	614	85.00
Virginia	69	11,265,953	4.19	163,275	596	81.26
Washington	41	6,062,073	2.26	147,855	617	82.01
West Virginia	5	466,713	0.17	93,343	592	87.84
Wisconsin	83	9,863,226	3.67	118,834	609	84.44
Wyoming	4	412,916	0.15	103,229	618	86.75
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	1,217	$171,383,527	63.76%	$140,825	600	80.59%
Purchase	642	83,241,736	30.97	129,660	618	83.19
Rate/Term refinance	109	14,149,550	5.26	129,812	618	82.90
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,564	$209,570,286	77.97%	$133,996	601	83.18%
Reduced Documentation	404	59,204,526	22.03	146,546	626	75.66
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	1,853	$257,097,782	95.66%	$138,747	605	81.72%
Non Owner Occupied	89	8,490,359	3.16	95,397	646	75.58
Second/Vacation	26	3,186,672	1.19	122,564	643	81.22
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	1,620	$218,184,242	81.18%	$134,682	605	81.76%
Planned Unit Developments (detached)	125	19,049,837	7.09	152,399	608	83.21
Two- to four- family units	76	11,527,473	4.29	151,677	616	76.62
Condo Low-Rise (less than 5 stories)	58	8,971,775	3.34	154,686	611	80.10
Planned Unit Developments (attached)	29	4,960,328	1.85	171,046	615	82.71
Manufactured Home	43	4,267,563	1.59	99,246	641	77.82
Townhouse	14	1,469,134	0.55	104,938	582	81.06
Condo High-Rise (9 stories or more)	2	259,533	0.10	129,767	605	72.62
Condo Mid-Rise (5 to 8 stories)	1	84,929	0.03	84,929	606	60.00
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	975	$139,233,838	51.80%	$142,804	635	83.86%
AX	426	55,690,487	20.72	130,729	598	80.77
AM	276	36,965,018	13.75	133,931	572	81.95
B	186	24,724,167	9.20	132,926	550	75.95
C	67	8,041,306	2.99	120,019	543	70.36
CM	38	4,119,998	1.53	108,421	529	64.18
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	650	$83,675,611	31.13%	$128,732	607	81.06%
12 Months	129	19,126,191	7.12	148,265	612	80.37
24 Months	843	125,093,598	46.54	148,391	606	82.26
36 Months	339	40,032,865	14.89	118,091	606	80.64
60 Months	2	222,230	0.08	111,115	635	83.44
Other	5	624,317	0.23	124,863	605	85.57
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.
With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I IO Term

Interest Only Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	1,933	$261,760,916	97.39%	$135,417	605	81.51%
24	20	4,652,500	1.73	232,625	650	81.85
36	12	1,820,180	0.68	151,682	637	81.73
60	3	541,216	0.20	180,405	653	81.83
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	266	$23,285,077	8.66%	$87,538	614	76.56%
0.000 - 0.999	1	139,150	0.05	139,150	698	80.00
1.000 - 1.499	2	231,663	0.09	115,832	608	90.00
3.500 - 3.999	4	731,549	0.27	182,887	645	67.77
4.000 - 4.499	8	1,467,154	0.55	183,394	637	74.38
4.500 - 4.999	16	3,101,964	1.15	193,873	628	83.09
5.000 - 5.499	86	13,414,921	4.99	155,987	632	88.39
5.500 - 5.999	97	15,076,005	5.61	155,423	632	81.51
6.000 - 6.499	192	25,536,664	9.50	133,003	620	80.14
6.500 - 6.999	610	99,480,621	37.01	163,083	610	80.79
7.000 - 7.499	282	39,582,375	14.73	140,363	598	83.65
7.500 - 7.999	245	30,679,854	11.41	125,224	584	84.31
8.000 - 8.499	91	9,865,098	3.67	108,408	565	82.30
8.500 - 8.999	43	4,169,337	1.55	96,961	573	80.12
9.000 - 9.499	10	928,647	0.35	92,865	547	69.85
9.500 - 9.999	8	612,886	0.23	76,611	543	73.64
10.000 - 10.499	7	471,848	0.18	67,407	504	60.33
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	266	$23,285,077	8.66%	$87,538	614	76.56%
10.000 - 10.999	1	115,836	0.04	115,836	520	80.00
11.000 - 11.999	23	3,850,983	1.43	167,434	649	73.22
12.000 - 12.999	310	50,243,655	18.69	162,076	624	80.20
13.000 - 13.999	746	110,948,233	41.28	148,724	605	82.99
14.000 - 14.999	469	64,347,168	23.94	137,201	599	82.91
15.000 - 15.999	115	12,557,776	4.67	109,198	577	79.31
16.000 - 16.999	36	3,323,758	1.24	92,327	569	78.75
17.000 - 17.999	2	102,327	0.04	51,164	522	67.50
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	266	$23,285,077	8.66%	$87,538	614	76.56%
1.000 - 1.999	1	99,585	0.04	99,585	678	90.00
3.000 - 3.999	1	357,000	0.13	357,000	648	68.00
4.000 - 4.999	1	155,240	0.06	155,240	604	80.00
5.000 - 5.999	48	8,582,672	3.19	178,806	638	78.04
6.000 - 6.999	563	91,048,979	33.88	161,721	619	80.55
7.000 - 7.999	804	115,134,281	42.84	143,202	601	84.03
8.000 - 8.999	224	24,817,267	9.23	110,791	576	80.41
9.000 - 9.999	51	4,687,344	1.74	91,909	570	78.91
10.000 - 10.999	9	607,368	0.23	67,485	507	63.58
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	266	$23,285,077	8.66%	$87,538	614	76.56%
2005 September	1	196,000	0.07	196,000	668	80.00
2006 January	1	53,164	0.02	53,164	611	95.00
2006 March	1	295,198	0.11	295,198	604	85.00
2006 April	2	387,308	0.14	193,654	666	80.00
2006 May	1	82,118	0.03	82,118	542	70.00
2006 June	4	581,308	0.22	145,327	693	93.78
2006 July	3	954,508	0.36	318,169	719	81.38
2006 August	18	2,878,514	1.07	159,917	619	88.59
2006 September	90	14,351,314	5.34	159,459	627	86.12
2006 October	439	75,763,750	28.19	172,583	607	81.49
2006 November	638	82,414,047	30.66	129,176	601	81.72
2006 December	212	26,980,116	10.04	127,265	595	80.75
2007 January	2	221,616	0.08	110,808	540	89.19
2007 March	1	69,210	0.03	69,210	526	80.00
2007 June	1	133,394	0.05	133,394	620	60.00
2007 July	2	157,383	0.06	78,692	637	84.96
2007 August	2	175,576	0.07	87,788	616	95.00
2007 September	20	2,779,480	1.03	138,974	611	80.93
2007 October	69	10,873,845	4.05	157,592	621	81.96
2007 November	124	15,723,599	5.85	126,803	600	83.40
2007 December	71	10,418,286	3.88	146,736	605	81.03
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Collateral Summary (Statistical Pool)

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$268,774,227.10		
Number of Mortgage Loans	2,021		
Average Current Principal Balance	$132,990.71	$14,920.36	$356,430.14
(1) Weighted Average Original Loan-to-Value	81.83%	16.00%	100.00%
(1) Weighted Average Mortgage Rate	7.37%	4.99%	12.00%
(1) Weighted Average Net Mortgage Rate	6.87%	4.54%	11.42%
(1) Weighted Average Note Margin	6.82%	2.21%	10.75%
(1) Weighted Average Maximum Mortgage Rate	13.66%	9.80%	18.45%
(1) Weighted Average Minimum Mortgage Rate	7.22%	2.21%	11.45%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	25	2	36
(1) Weighted Average Remaining Term to Stated Maturity (months)	356	119	360
(1) (2) Weighted Average Credit Score	608	463	808

(1) Weighted Average reflected in Total.
(2) 100.00% of the Group II Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	91.34%
Lien	First	100.00%
Property Type	Single-family detached	80.01%
	Planned Unit Developments (detached)	8.24%
	Two- to four- family units	3.86%
	Condo Low-Rise (less than 5 stories)	2.62%
	Manufactured Home	2.04%
	Planned Unit Developments (attached)	2.02%
	Townhouse	0.99%
	Condo Mid-Rise (5 to 8 stories)	0.18%
	Condo High-Rise (9 stories or more)	0.03%
Occupancy Status	Primary Residence	93.89%
	Non Owner Occupied	4.48%
	Second/Vacation	1.64%
Documentation Type	Full Documentation	78.44%
	Reduced Documentation	21.56%
Loans with Prepayment Penalties		64.79%
Loans serviced by Homecomings(3)		100.00%

Group II Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	19	$2,620,462	0.97%	$137,919	66.91%
500 - 519	37	4,606,839	1.71	124,509	79.29
520 - 539	102	13,379,873	4.98	131,175	75.93
540 - 559	170	21,716,202	8.08	127,742	76.53
560 - 579	237	28,920,594	10.76	122,028	80.60
580 - 599	306	40,006,938	14.88	130,742	81.20
600 - 619	400	53,211,955	19.80	133,030	83.99
620 - 639	298	41,384,246	15.40	138,873	83.84
640 - 659	231	31,469,492	11.71	136,232	83.19
660 - 679	113	15,769,518	5.87	139,553	82.89
680 - 699	41	5,720,435	2.13	139,523	84.40
700 - 719	25	3,526,103	1.31	141,044	85.98
720 - 739	14	2,089,505	0.78	149,250	81.43
740 - 759	14	2,453,247	0.91	175,232	85.57
760 >=	14	1,898,817	0.71	135,630	87.13
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**81.83%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Outstanding Mortgage Loan Principal Balances

Range of Outstanding Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	752	$54,630,943	20.33%	$72,648	604	79.24%
100,001 - 200,000	944	132,317,992	49.23	140,167	607	82.18
200,001 - 300,000	285	68,794,749	25.60	241,385	611	82.57
300,001 - 400,000	40	13,030,543	4.85	325,764	619	85.21
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans

Group II Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	6	$1,169,551	0.44%	$194,925	611	72.88%
5.000 - 5.499	38	6,747,477	2.51	177,565	620	76.17
5.500 - 5.999	142	24,548,022	9.13	172,873	629	77.42
6.000 - 6.499	399	60,885,896	22.65	152,596	622	81.28
6.500 - 6.999	432	59,982,301	22.32	138,848	611	82.62
7.000 - 7.499	511	64,204,782	23.89	125,645	604	84.71
7.500 - 7.999	277	30,101,749	11.20	108,671	588	82.54
8.000 - 8.499	129	13,553,508	5.04	105,066	572	79.25
8.500 - 8.999	55	5,370,971	2.00	97,654	566	78.92
9.000 - 9.499	21	1,771,072	0.66	84,337	559	78.51
9.500 - 9.999	5	196,769	0.07	39,354	585	71.36
10.000 - 10.499	3	122,526	0.05	40,842	534	67.80
10.500 - 10.999	2	83,601	0.03	41,800	563	49.71
11.000 - 11.499	1	36,000	0.01	36,000	537	60.00
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	1	$291,296	0.11%	$291,296	607	80.00%
5.000 - 5.499	1	267,000	0.10	267,000	593	67.00
5.500 - 5.999	43	8,024,448	2.99	186,615	624	76.31
6.000 - 6.499	123	20,560,122	7.65	167,155	635	77.84
6.500 - 6.999	408	63,106,500	23.48	154,673	624	81.25
7.000 - 7.499	402	55,951,575	20.82	139,183	612	82.77
7.500 - 7.999	543	68,310,419	25.42	125,802	606	84.41
8.000 - 8.499	249	27,334,760	10.17	109,778	580	82.65
8.500 - 8.999	156	16,049,046	5.97	102,879	573	79.11
9.000 - 9.499	58	6,067,927	2.26	104,619	554	77.41
9.500 - 9.999	26	2,372,237	0.88	91,240	558	79.41
10.000 - 10.499	5	196,769	0.07	39,354	585	71.36
10.500 - 10.999	2	80,526	0.03	40,263	533	71.87
11.000 - 11.499	3	125,601	0.05	41,867	554	53.15
12.000 - 12.499	1	36,000	0.01	36,000	537	60.00
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 - 50.00	63	$5,486,300	2.04%	$87,084	570
50.01 - 55.00	15	1,420,819	0.53	94,721	602
55.01 - 60.00	56	6,068,924	2.26	108,374	588
60.01 - 65.00	48	5,773,907	2.15	120,290	593
65.01 - 70.00	90	12,458,580	4.64	138,429	587
70.01 - 75.00	174	22,950,310	8.54	131,898	601
75.01 - 80.00	643	85,748,303	31.90	133,357	611
80.01 - 85.00	298	38,613,787	14.37	129,576	597
85.01 - 90.00	352	49,067,343	18.26	139,396	604
90.01 - 95.00	262	37,973,274	14.13	144,936	635
95.01 - 100.00	20	3,212,680	1.20	160,634	666
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**

Group II State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	57	$5,784,025	2.15%	$101,474	603	80.97%
Alaska	1	209,855	0.08	209,855	622	80.00
Arizona	53	7,148,639	2.66	134,880	610	82.14
Arkansas	10	919,632	0.34	91,963	604	83.14
California	131	26,776,463	9.96	204,400	615	79.56
Colorado	37	5,961,779	2.22	161,129	612	81.84
Connecticut	13	2,269,198	0.84	174,554	605	85.84
Delaware	2	195,688	0.07	97,844	611	80.22
District of Columbia	7	952,325	0.35	136,046	575	65.96
Florida	166	24,066,965	8.95	144,982	608	80.23
Georgia	106	12,947,107	4.82	122,143	602	85.32
Idaho	5	737,663	0.27	147,533	618	87.73
Illinois	113	16,881,081	6.28	149,390	621	83.40
Indiana	49	4,320,668	1.61	88,177	612	84.18
Iowa	21	2,173,423	0.81	103,496	600	87.37
Kansas	14	1,632,515	0.61	116,608	607	84.64
Kentucky	22	1,997,278	0.74	90,785	611	81.98
Louisiana	36	3,842,073	1.43	106,724	604	79.91
Maine	6	789,206	0.29	131,534	629	87.74
Maryland	60	10,450,026	3.89	174,167	591	80.13
Massachusetts	30	5,681,739	2.11	189,391	593	76.65
Michigan	140	16,584,748	6.17	118,462	606	82.61
Minnesota	87	13,802,010	5.14	158,644	615	82.40
Mississippi	21	1,655,263	0.62	78,822	604	81.46
Missouri	65	7,254,636	2.70	111,610	598	83.73
Montana	2	293,239	0.11	146,619	601	87.38
Nebraska	7	707,359	0.26	101,051	617	84.64
Nevada	28	5,203,085	1.94	185,824	604	79.04
New Hampshire	7	1,306,909	0.49	186,701	603	87.28
New Jersey	28	5,134,525	1.91	183,376	618	79.05
New Mexico	12	1,500,081	0.56	125,007	632	79.84
New York	28	4,914,720	1.83	175,526	616	78.93
North Carolina	52	5,208,659	1.94	100,167	605	84.55
North Dakota	5	426,604	0.16	85,321	620	79.48
Ohio	86	8,407,445	3.13	97,761	614	85.73
Oklahoma	20	1,674,364	0.62	83,718	617	84.59
Oregon	15	2,553,795	0.95	170,253	597	83.94
Pennsylvania	45	4,237,688	1.58	94,171	593	81.64
Rhode Island	12	2,221,813	0.83	185,151	605	76.06
South Carolina	37	3,660,288	1.36	98,927	589	80.14
South Dakota	4	406,644	0.15	101,661	625	89.17
Tennessee	50	5,293,291	1.97	105,866	603	86.01
Texas	106	10,298,590	3.83	97,157	609	78.31
Utah	12	1,463,897	0.54	121,991	629	84.09
Vermont	1	122,122	0.05	122,122	668	70.00
Virginia	79	11,757,765	4.37	148,832	598	81.60
Washington	37	6,057,881	2.25	163,727	598	83.18
West Virginia	4	403,069	0.15	100,767	602	86.47
Wisconsin	89	10,193,735	3.79	114,536	617	83.87
Wyoming	3	292,654	0.11	97,551	602	82.97
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	1,236	$165,259,740	61.49%	$133,705	601	80.82%
Purchase	642	85,280,841	31.73	132,836	618	83.63
Rate/Term refinance	143	18,233,646	6.78	127,508	618	82.61
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,618	$210,816,934	78.44%	$130,295	603	83.43%
Reduced Documentation	403	57,957,293	21.56	143,815	627	75.99
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	1,869	$252,339,765	93.89%	$135,013	605	82.11%
Non Owner Occupied	115	12,033,800	4.48	104,642	647	74.41
Second/Vacation	37	4,400,662	1.64	118,937	635	85.92
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	1,639	$215,040,612	80.01%	$131,202	607	82.31%
Planned Unit Developments (detached)	130	22,151,199	8.24	170,394	601	82.32
Two- to four- family units	74	10,377,758	3.86	140,240	635	74.69
Condo Low-Rise (less than 5 stories)	60	7,035,214	2.62	117,254	611	81.50
Manufactured Home	53	5,487,691	2.04	103,541	615	76.97
Planned Unit Developments (attached)	36	5,432,617	2.02	150,906	600	82.28
Townhouse	24	2,672,022	0.99	111,334	586	77.00
Condo Mid-Rise (5 to 8 stories)	4	489,181	0.18	122,295	598	82.95
Condo High-Rise (9 stories or more)	1	87,934	0.03	87,934	590	80.00
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	1,052	$146,250,667	54.41%	$139,022	635	84.47%
AX	396	52,388,591	19.49	132,294	596	79.58
AM	298	35,284,341	13.13	118,404	571	81.36
B	177	23,255,771	8.65	131,389	551	76.62
C	77	9,364,813	3.48	121,621	544	72.44
CM	21	2,230,043	0.83	106,193	538	63.05
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	732	$94,641,879	35.21%	$129,292	609	81.81%
12 Months	107	15,078,849	5.61	140,924	621	82.36
24 Months	857	120,707,245	44.91	140,849	606	82.01
36 Months	322	38,034,750	14.15	118,120	605	81.15
Other	3	311,504	0.12	103,835	610	78.34
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, or 36 months. No loans have prepayment penalty terms greater than 36 months.

Group II IO Term

Interest Only Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	1,986	$261,991,380	97.48%	$131,919	607	81.78%
24	24	4,488,157	1.67	187,007	639	84.61
36	9	1,803,390	0.67	200,377	630	83.85
60	2	491,300	0.18	245,650	609	75.70
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	240	$23,284,693	8.66%	$97,020	614	78.03%
2.000 - 2.499	1	66,959	0.02	66,959	553	79.00
3.000 - 3.499	1	95,068	0.04	95,068	509	85.00
3.500 - 3.999	5	761,728	0.28	152,346	610	76.35
4.000 - 4.499	12	2,227,199	0.83	185,600	632	76.52
4.500 - 4.999	19	2,858,917	1.06	150,469	642	83.30
5.000 - 5.499	71	10,811,321	4.02	152,272	652	89.41
5.500 - 5.999	130	18,394,713	6.84	141,498	627	80.97
6.000 - 6.499	213	28,619,085	10.65	134,362	622	78.83
6.500 - 6.999	613	93,413,542	34.76	152,388	613	81.43
7.000 - 7.499	325	43,195,287	16.07	132,909	597	84.18
7.500 - 7.999	234	28,354,564	10.55	121,173	581	85.23
8.000 - 8.499	97	10,600,047	3.94	109,279	570	82.51
8.500 - 8.999	40	4,450,693	1.66	111,267	549	75.51
9.000 - 9.499	15	1,387,827	0.52	92,522	543	69.40
9.500 - 9.999	2	130,057	0.05	65,028	552	75.85
10.000 - 10.499	1	16,800	0.01	16,800	531	60.00
10.500 - 10.999	2	105,726	0.04	52,863	535	69.04
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	240	$23,284,693	8.66%	$97,020	614	78.03%
9.000 - 9.999	1	65,887	0.02	65,887	578	59.00
10.000 - 10.999	1	165,000	0.06	165,000	602	85.00
11.000 - 11.999	30	5,101,229	1.90	170,041	619	75.14
12.000 - 12.999	353	55,000,649	20.46	155,809	627	79.37
13.000 - 13.999	761	106,516,762	39.63	139,969	610	84.03
14.000 - 14.999	479	60,615,947	22.55	126,547	592	82.35
15.000 - 15.999	131	15,697,519	5.84	119,828	576	82.12
16.000 - 16.999	23	2,230,781	0.83	96,990	576	78.31
17.000 - 17.999	1	42,000	0.02	42,000	537	60.00
18.000 - 18.999	1	53,760	0.02	53,760	564	44.00
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	240	$23,284,693	8.66%	$97,020	614	78.03%
2.000 - 2.999	1	66,959	0.02	66,959	553	79.00
4.000 - 4.999	5	698,086	0.26	139,617	655	75.12
5.000 - 5.999	56	8,882,020	3.30	158,607	628	76.09
6.000 - 6.999	607	93,833,462	34.91	154,586	624	80.50
7.000 - 7.999	815	109,616,492	40.78	134,499	601	84.42
8.000 - 8.999	247	27,384,585	10.19	110,869	578	82.19
9.000 - 9.999	45	4,804,677	1.79	106,771	557	77.65
10.000 - 10.999	4	149,493	0.06	37,373	536	66.39
11.000 - 11.999	1	53,760	0.02	53,760	564	44.00
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	240	$23,284,693	8.66%	$97,020	614	78.03%
2005 February	1	185,841	0.07	185,841	590	80.00
2005 May	1	58,757	0.02	58,757	655	80.00
2006 February	1	74,962	0.03	74,962	625	80.00
2006 March	1	158,565	0.06	158,565	645	80.00
2006 May	2	312,851	0.12	156,425	688	89.81
2006 June	2	234,452	0.09	117,226	728	95.00
2006 July	8	1,259,319	0.47	157,415	621	86.42
2006 August	26	3,834,026	1.43	147,463	634	89.79
2006 September	95	14,479,323	5.39	152,414	625	86.43
2006 October	422	68,123,944	25.35	161,431	611	81.87
2006 November	686	84,226,591	31.34	122,779	602	81.80
2006 December	228	30,717,001	11.43	134,724	591	80.79
2007 June	3	343,906	0.13	114,635	669	87.28
2007 August	4	640,824	0.24	160,206	602	89.81
2007 September	28	3,723,869	1.39	132,995	605	84.10
2007 October	60	9,789,848	3.64	163,164	616	83.85
2007 November	122	14,857,075	5.53	121,779	613	81.23
2007 December	91	12,468,378	4.64	137,015	613	80.74
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Net WAC Cap Rate Schedule

Class A-I Certificates

Period	Pay Date	Net WAC Cap Rate(1)	Net WAC Cap Rate(2)	Net WAC Cap Rate(3)	Period	Pay Date	Net WAC Cap Rate(1)	Net WAC Cap Rate(2)	Net WAC Cap Rate(3)
1	01/25/05	7.61%	7.61%	8.00%	37	01/25/08	8.57%	10.78%	10.78%
2	02/25/05	6.63%	6.63%	8.00%	38	02/25/08	8.57%	10.77%	10.77%
3	03/25/05	7.34%	7.34%	8.00%	39	03/25/08	9.16%	11.51%	11.51%
4	04/25/05	6.63%	6.63%	8.00%	40	04/25/08	8.57%	10.76%	10.76%
5	05/25/05	6.85%	6.85%	8.00%	41	05/25/08	8.85%	11.14%	11.14%
6	06/25/05	6.63%	6.63%	8.00%	42	06/25/08	8.56%	11.69%	11.69%
7	07/25/05	6.85%	6.85%	8.00%	43	07/25/08	8.84%	12.08%	12.08%
8	08/25/05	6.63%	6.63%	8.00%	44	08/25/08	8.56%	11.68%	11.68%
9	09/25/05	6.63%	6.63%	8.00%	45	09/25/08	8.55%	11.67%	11.67%
10	10/25/05	6.85%	6.85%	8.00%	46	10/25/08	8.84%	12.05%	12.05%
11	11/25/05	6.63%	6.63%	8.00%	47	11/25/08	8.55%	11.66%	11.66%
12	12/25/05	6.85%	6.85%	8.00%	48	12/25/08	8.83%	12.22%	12.22%
13	01/25/06	6.63%	6.63%	8.00%	49	01/25/09	8.55%	11.82%	11.82%
14	02/25/06	6.63%	6.63%	8.00%	50	02/25/09	8.54%	11.81%	11.81%
15	03/25/06	7.34%	7.34%	8.00%	51	03/25/09	9.46%	13.07%	13.07%
16	04/25/06	6.63%	6.63%	8.00%	52	04/25/09	8.54%	11.80%	11.80%
17	05/25/06	6.85%	6.85%	8.00%	53	05/25/09	8.82%	12.19%	12.19%
18	06/25/06	6.63%	6.63%	8.00%	54	06/25/09	8.53%	11.92%	11.92%
19	07/25/06	6.86%	6.86%	8.00%	55	07/25/09	8.82%	12.30%	12.30%
20	08/25/06	6.64%	6.64%	8.00%	56	08/25/09	8.53%	11.90%	11.90%
21	09/25/06	6.64%	6.64%	8.00%	57	09/25/09	8.53%	11.89%	11.89%
22	10/25/06	6.86%	6.86%	8.00%	58	10/25/09	8.81%	12.28%	12.28%
23	11/25/06	6.68%	6.69%	8.00%	59	11/25/09	8.52%	11.87%	11.87%
24	12/25/06	8.56%	9.07%	9.07%	60	12/25/09	8.80%	12.27%	12.27%
25	01/25/07	8.28%	8.78%	8.78%	61	01/25/10	8.52%	11.87%	11.87%
26	02/25/07	8.28%	8.77%	8.77%	62	02/25/10	8.51%	11.86%	11.86%
27	03/25/07	9.16%	9.71%	9.71%	63	03/25/10	9.42%	13.12%	13.12%
28	04/25/07	8.27%	8.76%	8.76%	64	04/25/10	8.51%	11.84%	11.84%
29	05/25/07	8.55%	9.07%	9.07%	65	05/25/10	8.79%	12.22%	12.22%
30	06/25/07	8.27%	9.58%	9.58%	66	06/25/10	8.50%	11.82%	11.82%
31	07/25/07	8.54%	9.89%	9.89%	67	07/25/10	8.78%	12.20%	12.20%
32	08/25/07	8.27%	9.57%	9.57%	68	08/25/10	8.50%	11.80%	11.80%
33	09/25/07	8.27%	9.57%	9.57%	69	09/25/10	8.50%	11.79%	11.79%
34	10/25/07	8.54%	9.88%	9.88%	70	10/25/10	8.78%	12.17%	12.17%
35	11/25/07	8.27%	9.60%	9.60%	71	11/25/10	8.49%	11.77%	11.77%
36	12/25/07	8.86%	11.14%	11.14%					

(1) Assumes 1-month LIBOR remains constant at 2.41% and 6-month LIBOR remains constant at 2.71% and run at the Pricing Speed to call.
(2) Assumes 1-month LIBOR and 6-month LIBOR set to 20% and run at the pricing speed to call.
(3) Assumes 1-month LIBOR and 6-month LIBOR set to 20% and run at the pricing speed to call. Assumes payments are received from the Yield Maintenance Agreement.

Net WAC Cap Rate Schedule

Class A-II-2 Certificates

Period	Pay Date	Net WAC Cap Rate(1)	Net WAC Cap Rate(2)	Net WAC Cap Rate(3)	Period	Pay Date	Net WAC Cap Rate(1)	Net WAC Cap Rate(2)	Net WAC Cap Rate(3)
1	01/25/05	7.63%	7.63%	8.00%	37	01/25/08	8.56%	10.76%	10.76%
2	02/25/05	6.65%	6.65%	8.00%	38	02/25/08	8.56%	10.75%	10.75%
3	03/25/05	7.36%	7.36%	8.00%	39	03/25/08	9.15%	11.49%	11.49%
4	04/25/05	6.65%	6.65%	8.00%	40	04/25/08	8.56%	10.74%	10.74%
5	05/25/05	6.87%	6.87%	8.00%	41	05/25/08	8.84%	11.11%	11.11%
6	06/25/05	6.65%	6.65%	8.00%	42	06/25/08	8.55%	11.66%	11.66%
7	07/25/05	6.87%	6.87%	8.00%	43	07/25/08	8.84%	12.04%	12.04%
8	08/25/05	6.65%	6.65%	8.00%	44	08/25/08	8.55%	11.65%	11.65%
9	09/25/05	6.65%	6.65%	8.00%	45	09/25/08	8.55%	11.64%	11.64%
10	10/25/05	6.87%	6.87%	8.00%	46	10/25/08	8.83%	12.02%	12.02%
11	11/25/05	6.65%	6.65%	8.00%	47	11/25/08	8.54%	11.62%	11.62%
12	12/25/05	6.87%	6.87%	8.00%	48	12/25/08	8.82%	12.20%	12.20%
13	01/25/06	6.65%	6.65%	8.00%	49	01/25/09	8.54%	11.80%	11.80%
14	02/25/06	6.65%	6.65%	8.00%	50	02/25/09	8.54%	11.79%	11.79%
15	03/25/06	7.36%	7.36%	8.00%	51	03/25/09	9.45%	13.05%	13.05%
16	04/25/06	6.65%	6.65%	8.00%	52	04/25/09	8.53%	11.78%	11.78%
17	05/25/06	6.87%	6.87%	8.00%	53	05/25/09	8.81%	12.16%	12.16%
18	06/25/06	6.65%	6.65%	8.00%	54	06/25/09	8.53%	11.90%	11.90%
19	07/25/06	6.87%	6.87%	8.00%	55	07/25/09	8.81%	12.29%	12.29%
20	08/25/06	6.65%	6.65%	8.00%	56	08/25/09	8.52%	11.89%	11.89%
21	09/25/06	6.65%	6.65%	8.00%	57	09/25/09	8.52%	11.88%	11.88%
22	10/25/06	6.87%	6.87%	8.00%	58	10/25/09	8.80%	12.26%	12.26%
23	11/25/06	6.69%	6.70%	8.00%	59	11/25/09	8.51%	11.86%	11.86%
24	12/25/06	8.53%	9.07%	9.07%	60	12/25/09	8.80%	12.26%	12.26%
25	01/25/07	8.25%	8.77%	8.77%	61	01/25/10	8.51%	11.85%	11.85%
26	02/25/07	8.25%	8.77%	8.77%	62	02/25/10	8.51%	11.84%	11.84%
27	03/25/07	9.13%	9.70%	9.70%	63	03/25/10	9.42%	13.10%	13.10%
28	04/25/07	8.25%	8.76%	8.76%	64	04/25/10	8.50%	11.83%	11.83%
29	05/25/07	8.52%	9.07%	9.07%	65	05/25/10	8.78%	12.21%	12.21%
30	06/25/07	8.24%	9.56%	9.56%	66	06/25/10	8.50%	11.81%	11.81%
31	07/25/07	8.52%	9.87%	9.87%	67	07/25/10	8.78%	12.19%	12.19%
32	08/25/07	8.24%	9.55%	9.55%	68	08/25/10	8.49%	11.79%	11.79%
33	09/25/07	8.24%	9.55%	9.55%	69	09/25/10	8.49%	11.78%	11.78%
34	10/25/07	8.51%	9.86%	9.86%	70	10/25/10	8.77%	12.16%	12.16%
35	11/25/07	8.24%	9.56%	9.56%	71	11/25/10	8.48%	11.76%	11.76%
36	12/25/07	8.85%	11.12%	11.12%					

(1) Assumes 1-month LIBOR remains constant at 2.41% and 6-month LIBOR remains constant at 2.71% and run at the Pricing Speed to call.
(2) Assumes 1-month LIBOR and 6-month LIBOR set to 20% and run at the pricing speed to call.
(3) Assumes 1-month LIBOR and 6-month LIBOR set to 20% and run at the pricing speed to call. Assumes payments are received from the Yield Maintenance Agreement.

Net WAC Cap Rate Schedule

Subordinate Certificates

Period	Pay Date	Net WAC Cap Rate(1)	Net WAC Cap Rate(2)	Net WAC Cap Rate(3)	Period	Pay Date	Net WAC Cap Rate(1)	Net WAC Cap Rate(2)	Net WAC Cap Rate(3)
1	01/25/05	7.62%	7.62%	8.50%	37	01/25/08	8.57%	10.77%	10.77%
2	02/25/05	6.64%	6.64%	8.50%	38	02/25/08	8.56%	10.76%	10.76%
3	03/25/05	7.35%	7.35%	8.50%	39	03/25/08	9.15%	11.50%	11.50%
4	04/25/05	6.64%	6.64%	8.50%	40	04/25/08	8.56%	10.75%	10.75%
5	05/25/05	6.86%	6.86%	8.50%	41	05/25/08	8.84%	11.12%	11.12%
6	06/25/05	6.64%	6.64%	8.50%	42	06/25/08	8.56%	11.68%	11.68%
7	07/25/05	6.86%	6.86%	8.50%	43	07/25/08	8.84%	12.06%	12.06%
8	08/25/05	6.64%	6.64%	8.50%	44	08/25/08	8.55%	11.66%	11.66%
9	09/25/05	6.64%	6.64%	8.50%	45	09/25/08	8.55%	11.65%	11.65%
10	10/25/05	6.86%	6.86%	8.50%	46	10/25/08	8.83%	12.04%	12.04%
11	11/25/05	6.64%	6.64%	8.50%	47	11/25/08	8.55%	11.64%	11.64%
12	12/25/05	6.86%	6.86%	8.50%	48	12/25/08	8.83%	12.21%	12.21%
13	01/25/06	6.64%	6.64%	8.50%	49	01/25/09	8.54%	11.81%	11.81%
14	02/25/06	6.64%	6.64%	8.50%	50	02/25/09	8.54%	11.80%	11.80%
15	03/25/06	7.35%	7.35%	8.50%	51	03/25/09	9.45%	13.06%	13.06%
16	04/25/06	6.64%	6.64%	8.50%	52	04/25/09	8.53%	11.79%	11.79%
17	05/25/06	6.86%	6.86%	8.50%	53	05/25/09	8.82%	12.17%	12.17%
18	06/25/06	6.64%	6.64%	8.50%	54	06/25/09	8.53%	11.91%	11.91%
19	07/25/06	6.87%	6.87%	8.50%	55	07/25/09	8.81%	12.30%	12.30%
20	08/25/06	6.65%	6.65%	8.50%	56	08/25/09	8.53%	11.89%	11.89%
21	09/25/06	6.65%	6.65%	8.50%	57	09/25/09	8.52%	11.88%	11.88%
22	10/25/06	6.87%	6.87%	8.50%	58	10/25/09	8.80%	12.27%	12.27%
23	11/25/06	6.68%	6.70%	8.50%	59	11/25/09	8.52%	11.87%	11.87%
24	12/25/06	8.55%	9.07%	9.07%	60	12/25/09	8.80%	12.27%	12.27%
25	01/25/07	8.27%	8.78%	8.78%	61	01/25/10	8.51%	11.86%	11.86%
26	02/25/07	8.26%	8.77%	8.77%	62	02/25/10	8.51%	11.85%	11.85%
27	03/25/07	9.15%	9.70%	9.70%	63	03/25/10	9.42%	13.11%	13.11%
28	04/25/07	8.26%	8.76%	8.76%	64	04/25/10	8.51%	11.83%	11.83%
29	05/25/07	8.53%	9.07%	9.07%	65	05/25/10	8.79%	12.22%	12.22%
30	06/25/07	8.26%	9.57%	9.57%	66	06/25/10	8.50%	11.81%	11.81%
31	07/25/07	8.53%	9.88%	9.88%	67	07/25/10	8.78%	12.20%	12.20%
32	08/25/07	8.25%	9.56%	9.56%	68	08/25/10	8.50%	11.79%	11.79%
33	09/25/07	8.25%	9.56%	9.56%	69	09/25/10	8.49%	11.78%	11.78%
34	10/25/07	8.53%	9.87%	9.87%	70	10/25/10	8.77%	12.17%	12.17%
35	11/25/07	8.26%	9.58%	9.58%	71	11/25/10	8.49%	11.76%	11.76%
36	12/25/07	8.85%	11.13%	11.13%					

(1) Assumes 1-month LIBOR remains constant at 2.41% and 6-month LIBOR remains constant at 2.71% and run at the Pricing Speed to call.
(2) Assumes 1-month LIBOR and 6-month LIBOR set to 20% and run at the pricing speed to call.
(3) Assumes 1-month LIBOR and 6-month LIBOR set to 20% and run at the pricing speed to call. Assumes payments are received from the Yield Maintenance Agreement.

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-I-1						
Average Life (Years)	12.72	1.57	1.21	**1.00**	0.86	0.76
Modified Duration (at par)	10.43	1.51	1.17	**0.97**	0.84	0.74
First Principal Payment Date	1/25/2005	1/25/2005	1/25/2005	**1/25/2005**	1/25/2005	1/25/2005
Last Principal Payment Date	1/25/2025	10/25/2007	1/25/2007	**9/25/2006**	5/25/2006	3/25/2006
Principal Payment Window (Months)	1 to 241	1 to 34	1 to 25	**1 to 21**	1 to 17	1 to 15
Class A-I-2						
Average Life (Years)	24.91	6.29	4.22	**3.00**	2.09	1.79
Modified Duration (at par)	17.91	5.62	3.90	**2.83**	2.00	1.73
First Principal Payment Date	1/25/2025	10/25/2007	1/25/2007	**9/25/2006**	5/25/2006	3/25/2006
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	12/25/2007	5/25/2007
Principal Payment Window (Months)	241 to 346	34 to 145	25 to 97	**21 to 71**	17 to 36	15 to 29
Class A-I-3						
Average Life (Years)	28.82	12.07	8.07	**5.91**	4.27	2.46
Modified Duration (at par)	19.48	10.10	7.13	**5.37**	3.97	2.34
First Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	12/25/2007	5/25/2007
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2007
Principal Payment Window (Months)	346 to 346	145 to 145	97 to 97	**71 to 71**	36 to 55	29 to 31
Class A-II-1						
Average Life (Years)	19.32	4.22	2.90	**2.14**	1.57	1.32
Modified Duration (at par)	14.38	3.80	2.70	**2.02**	1.51	1.28
First Principal Payment Date	1/25/2005	1/25/2005	1/25/2005	**1/25/2005**	1/25/2005	1/25/2005
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2007
Principal Payment Window (Months)	1 to 346	1 to 145	1 to 97	**1 to 71**	1 to 55	1 to 31
Class A-II-2						
Average Life (Years)	19.32	4.22	2.90	**2.14**	1.57	1.32
Modified Duration (at par)	14.29	3.79	2.69	**2.02**	1.51	1.28
First Principal Payment Date	1/25/2005	1/25/2005	1/25/2005	**1/25/2005**	1/25/2005	1/25/2005
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2007
Principal Payment Window (Months)	1 to 346	1 to 145	1 to 97	**1 to 71**	1 to 55	1 to 31

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.70	8.01	5.40	**4.46**	4.44	3.45
Modified Duration (at par)	18.10	6.93	4.88	**4.10**	4.10	3.23
First Principal Payment Date	11/25/2027	12/25/2008	2/25/2008	**6/25/2008**	11/25/2008	7/25/2007
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2008
Principal Payment Window (Months)	275 to 346	48 to 145	38 to 97	**42 to 71**	47 to 55	31 to 43
Class M-2						
Average Life (Years)	26.70	8.01	5.39	**4.26**	3.89	3.35
Modified Duration (at par)	17.24	6.80	4.80	**3.89**	3.58	3.11
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**3/25/2008**	5/25/2008	1/25/2008
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2008
Principal Payment Window (Months)	275 to 346	48 to 145	37 to 97	**39 to 71**	41 to 55	37 to 43
Class M-3						
Average Life (Years)	26.70	8.01	5.38	**4.21**	3.71	3.12
Modified Duration (at par)	17.04	6.77	4.78	**3.84**	3.42	2.91
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**2/25/2008**	4/25/2008	11/25/2007
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2008
Principal Payment Window (Months)	275 to 346	48 to 145	37 to 97	**38 to 71**	40 to 55	35 to 43
Class M-4						
Average Life (Years)	26.70	8.01	5.38	**4.18**	3.65	3.06
Modified Duration (at par)	15.97	6.60	4.69	**3.75**	3.33	2.82
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**2/25/2008**	3/25/2008	10/25/2007
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2008
Principal Payment Window (Months)	275 to 346	48 to 145	37 to 97	**38 to 71**	39 to 55	34 to 43
Class M-5						
Average Life (Years)	26.70	8.01	5.38	**4.18**	3.62	3.01
Modified Duration (at par)	15.70	6.55	4.67	**3.74**	3.28	2.77
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**2/25/2008**	2/25/2008	9/25/2007
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2008
Principal Payment Window (Months)	275 to 346	48 to 145	37 to 97	**38 to 71**	38 to 55	33 to 43
Class M-6						
Average Life (Years)	26.70	8.01	5.38	**4.15**	3.58	2.97
Modified Duration (at par)	14.04	6.26	4.52	**3.62**	3.18	2.68
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**1/25/2008**	2/25/2008	9/25/2007
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2008
Principal Payment Window (Months)	275 to 346	48 to 145	37 to 97	**37 to 71**	38 to 55	33 to 43

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-I-1						
Average Life (Years)	12.72	1.57	1.21	**1.00**	0.86	0.76
Modified Duration (at par)	10.43	1.51	1.17	**0.97**	0.84	0.74
First Principal Payment Date	1/25/2005	1/25/2005	1/25/2005	**1/25/2005**	1/25/2005	1/25/2005
Last Principal Payment Date	1/25/2025	10/25/2007	1/25/2007	**9/25/2006**	5/25/2006	3/25/2006
Principal Payment Window (Months)	1 to 241	1 to 34	1 to 25	**1 to 21**	1 to 17	1 to 15
Class A-I-2						
Average Life (Years)	24.93	6.44	4.33	**3.08**	2.09	1.79
Modified Duration (at par)	17.92	5.73	3.98	**2.89**	2.00	1.73
First Principal Payment Date	1/25/2025	10/25/2007	1/25/2007	**9/25/2006**	5/25/2006	3/25/2006
Last Principal Payment Date	6/25/2034	2/25/2021	12/25/2015	**1/25/2013**	12/25/2007	5/25/2007
Principal Payment Window (Months)	241 to 354	34 to 194	25 to 132	**21 to 97**	17 to 36	15 to 29
Class A-I-3						
Average Life (Years)	29.69	19.64	13.64	**10.08**	7.12	2.46
Modified Duration (at par)	19.86	14.80	11.11	**8.62**	6.30	2.34
First Principal Payment Date	6/25/2034	2/25/2021	12/25/2015	**1/25/2013**	12/25/2007	5/25/2007
Last Principal Payment Date	11/25/2034	7/25/2029	9/25/2022	**4/25/2018**	4/25/2015	7/25/2007
Principal Payment Window (Months)	354 to 359	194 to 295	132 to 213	**97 to 160**	36 to 124	29 to 31
Class A-II-1						
Average Life (Years)	19.36	4.53	3.13	**2.30**	1.66	1.32
Modified Duration (at par)	14.40	4.00	2.87	**2.16**	1.58	1.28
First Principal Payment Date	1/25/2005	1/25/2005	1/25/2005	**1/25/2005**	1/25/2005	1/25/2005
Last Principal Payment Date	11/25/2034	7/25/2029	10/25/2022	**4/25/2018**	4/25/2015	7/25/2007
Principal Payment Window (Months)	1 to 359	1 to 295	1 to 214	**1 to 160**	1 to 124	1 to 31
Class A-II-2						
Average Life (Years)	19.36	4.53	3.13	**2.30**	1.66	1.32
Modified Duration (at par)	14.31	3.99	2.86	**2.15**	1.58	1.28
First Principal Payment Date	1/25/2005	1/25/2005	1/25/2005	**1/25/2005**	1/25/2005	1/25/2005
Last Principal Payment Date	11/25/2034	7/25/2029	10/25/2022	**4/25/2018**	4/25/2015	7/25/2007
Principal Payment Window (Months)	1 to 359	1 to 295	1 to 214	**1 to 160**	1 to 124	1 to 31

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.81	8.79	5.96	**4.87**	5.11	4.64
Modified Duration (at par)	18.15	7.43	5.28	**4.43**	4.66	4.25
First Principal Payment Date	11/25/2027	12/25/2008	2/25/2008	**6/25/2008**	11/25/2008	7/25/2007
Last Principal Payment Date	10/25/2034	7/25/2026	12/25/2019	**2/25/2016**	7/25/2013	3/25/2013
Principal Payment Window (Months)	275 to 358	48 to 259	38 to 180	**42 to 134**	47 to 103	31 to 99
Class M-2						
Average Life (Years)	26.81	8.69	5.87	**4.62**	4.16	3.57
Modified Duration (at par)	17.29	7.22	5.15	**4.17**	3.81	3.30
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**3/25/2008**	5/25/2008	1/25/2008
Last Principal Payment Date	9/25/2034	4/25/2024	4/25/2018	**10/25/2014**	7/25/2012	12/25/2010
Principal Payment Window (Months)	275 to 357	48 to 232	37 to 160	**39 to 118**	41 to 91	37 to 72
Class M-3						
Average Life (Years)	26.80	8.58	5.79	**4.51**	3.93	3.31
Modified Duration (at par)	17.08	7.12	5.07	**4.07**	3.60	3.07
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**2/25/2008**	4/25/2008	11/25/2007
Last Principal Payment Date	7/25/2034	12/25/2021	7/25/2016	**6/25/2013**	7/25/2011	2/25/2010
Principal Payment Window (Months)	275 to 355	48 to 204	37 to 139	**38 to 102**	40 to 79	35 to 62
Class M-4						
Average Life (Years)	26.79	8.47	5.71	**4.42**	3.84	3.21
Modified Duration (at par)	16.00	6.87	4.92	**3.94**	3.47	2.95
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**2/25/2008**	3/25/2008	10/25/2007
Last Principal Payment Date	6/25/2034	11/25/2020	10/25/2015	**11/25/2012**	1/25/2011	10/25/2009
Principal Payment Window (Months)	275 to 354	48 to 191	37 to 130	**38 to 95**	39 to 73	34 to 58
Class M-5						
Average Life (Years)	26.77	8.32	5.60	**4.34**	3.73	3.12
Modified Duration (at par)	15.72	6.73	4.82	**3.86**	3.38	2.86
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**2/25/2008**	2/25/2008	9/25/2007
Last Principal Payment Date	4/25/2034	8/25/2019	10/25/2014	**3/25/2012**	7/25/2010	5/25/2009
Principal Payment Window (Months)	275 to 352	48 to 176	37 to 118	**38 to 87**	38 to 67	33 to 53
Class M-6						
Average Life (Years)	26.73	8.12	5.46	**4.21**	3.62	3.01
Modified Duration (at par)	14.04	6.32	4.57	3.66	3.21	2.72
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**1/25/2008**	2/25/2008	9/25/2007
Last Principal Payment Date	1/25/2034	3/25/2018	11/25/2013	**6/25/2011**	12/25/2009	12/25/2008
Principal Payment Window (Months)	275 to 349	48 to 159	37 to 107	**37 to 78**	38 to 60	33 to 48

Additional Information Regarding the Mortgage Loans

The Seller will make the following representations and warranties with respect to the Group II Mortgage Loans:

1. With respect to any Group II mortgage loan originated on or after August 1, 2004 and underlying the Security, neither the related mortgage nor the related mortgage note requires the borrower to submit to arbitration to resolve any dispute arising out of or relating in any way to the mortgage loan transaction.
2. None of the Mortgage Loans are subject to Section 32 under the Home Ownership and Equity Protection Act of 1994 ("HOEPA").
3. To the best of Seller's knowledge, the Subservicer for each Mortgage Loan has accurately and fully reported its borrower credit files to each of the Credit Repositories in a timely manner.
4. None of the proceeds of any Mortgage Loan were used to finance the purchase of single premium credit insurance policies.
5. No Group II Loan has a prepayment penalty term that extends beyond three years after the date of origination.
6. With the exception of loans secured by property in the state of New Jersey, none of the Mortgage Loans are loans that are referred to as "high cost" or "covered" loans or any other similar designation under applicable state or local law in effect at the time of origination of such loan that expressly provides for assignee liability.
7. None of the Mortgage Loans secured by property in the state of New Jersey are considered "high-cost home loans" under the New Jersey Home Ownership Security Act of 2002. None of the non purchase money loans secured by property in the state of New Jersey are considered "covered home loans" under the New Jersey Home Ownership Act of 2002.
8. No Group II Mortgage Loan which is secured by a property located in the State of Georgia was originated on or after October 1, 2002 and before March 7, 2003.
9. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a single family property located in any state other than the States of Alaska or Hawaii did not exceed $359,650. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a single family property located in the States of Hawaii or Alaska did not exceed $539,475. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a two-, three- or four- family property located in any state other than the States of Alaska or Hawaii did not exceed $460,400, $556,500 or $691,600, respectively. The stated principal balance at origination for each Group II Mortgage Loan that is secured by a two-, three- or four- family property located in the States of Hawaii or Alaska did not exceed $690,600, $834,750 and $1,107,400, respectively.

A breach of any of the representations and warranties set forth above will be deemed to materially and adversely affect the interests of the holders of the Group II Certificates with respect to any Group II Mortgage Loan. With respect to a breach of any such representation and warranty with respect to a Group II Mortgage Loan, the seller will either (i) purchase such Mortgage Loan from the at a price equal to the purchase price for such Mortgage Loan set forth in the pooling and servicing agreement or (ii) substitute a qualified substitute Mortgage Loan or loans for such Mortgage Loan in the manner and subject to the limitations set forth in the pooling and servicing agreement. In addition, the servicing guide of the Master Servicer requires that the subservicer for each Mortgage Loan accurately and fully report its borrower credit files to each of the credit repositories in a timely manner.

GMAC RFC

RMBS New Issue Term Sheet

$536,250,000 Certificates (Approximate)

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2004-KS12

RASC Series 2004-KS12 Trust
Issuer

Residential Asset Securities Corporation
Depositor

Residential Funding Corporation
Master Servicer

December 16, 2004

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

RASC Series 2004-KS12 Trust

Home Equity Mortgage Asset-Backed Pass-Through Certificates

Certificates

Class	Expected Size($)[1]	Interest Type	Principal Type	Expected WAL (yrs)[2] Call/Mat	Expected Principal Window (mos)[2] Call/Mat	Final Scheduled Distribution Date[3]	Expected Ratings (Moody's/S&P/Fitch)
A-I-1[4][8]	103,546,000	Floating	SEQ	1.00/1.00	1 to 21/1 to 21	Jun 2025	Aaa/AAA/AAA
A-I-2 [4] [8]	107,140,000	Floating	SEQ	3.00/3.08	21 to 71/21 to 97	Jun 2034	Aaa/AAA/AAA
A-I-3 [4] [8]	6,564,000	Floating	SEQ	5.91/10.08	71 to 71/97 to 160	Jan 2035	Aaa/AAA/AAA
A-II-1[4] [7]	195,525,000	Floating	PT	2.14/2.30	1 to 71/1 to 160	Jan 2035	Aaa/AAA/AAA
A-II-2 [4]	21,725,000	Floating	PT	2.14/2.30	1 to 71/1 to 160	Jan 2035	Aaa/AAA/AAA
M-1 [4][5]	48,400,000	Floating	MEZ	4.46/4.87	42 to 71/42 to 134	Jan 2035	Aa2/AA/AA
M-2 [4][5]	27,500,000	Floating	MEZ	4.26/4.62	39 to 71/39 to 118	Jan 2035	A2/A/A
M-3 [4][5]	8,250,000	Floating	MEZ	4.21/4.51	38 to 71/38 to 102	Jan 2035	A3/A-/A-
M-4 [4][5]	7,700,000	Floating	MEZ	4.18/4.42	38 to 71/38 to 95	Jan 2035	Baa1/BBB+/BBB+
M-5 [4][5]	6,050,000	Floating	MEZ	4.18/4.34	38 to 71/38 to 87	Jan 2035	Baa2/BBB/BBB
M-6 [4][5]	3,850,000	Floating	MEZ	4.15/4.21	37 to 71/37 to 78	Jan 2035	Baa3/BBB-/BBB-
B[4][5][6]	5,500,000	Floating	SUB	4.02/4.02	37 to 71/37 to 71	Jan 2035	Ba1/BB+/BB+
Total	**541,750,000**						

Structure

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the related Mortgage Loans.
(3) For the Class A-I-1 and Class A-I-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date, a required overcollateralization amount of $0, and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to its related net wac cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.
(6) The Class B Certificates will not be offered hereby.
(7) Not offered hereby but will be offered via the prospectus supplement.
(8) These Certificates will be sized based on investor demand and may be either combined or further divided.

Prepayment Pricing Assumption

Fixed Rate Mortgage Loans:	23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase to 23% CPR by month ten, and remain constant at 23% CPR thereafter).
Adjustable Rate Mortgage Loans:	100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum beginning in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum beginning in the twenty-third month through the twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

Rating Agency Contacts

Moody's:	Shelly Garg	(212) 553-7922
S&P:	Chris Deasy	(212) 438-2405
Fitch:	Roeluf Slump	(212) 908-0705

Summary of Terms

Certificates:	The Class A-I-1 Certificates, Class A-I-2 Certificates and Class A-I-3 Certificates (the "Class A-I Certificates"); Class A-II-1 Certificates and Class A-II-2 Certificates (the "Class A-II Certificates"). The Class A-I Certificates and the Class A-II Certificates are referred to herein as the "Class A Certificates". The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (the "Class M Certificates"); and the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates"). The Class A Certificates and the Class M Certificates will be offered via the Prospectus (the "Offered Certificates"). The Class A-II-1 and Class B Certificates will not be offered hereby.
Depositor:	Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation.
Seller and Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC").
Sub-Servicer:	Primary servicing will be provided primarily by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation with respect to the Mortgage Loans in Loan Group I and Loan Group II. The preliminary pool includes approximately 20.77% of Group I Mortgage Loans and 17.72% of Group II Mortgage Loans, which will be interim-serviced by Fremont Investment & Loan.
Trustee:	US Bank, N.A.
Lead Underwriter:	Banc of America Securities LLC.
Co-Managers:	Residential Funding Securities Corporation and Barclays Capital.
Cut-off Date:	December 1, 2004.
Closing Date:	On or about December 29, 2004.
Distribution Dates:	The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in January 2005. The initial Distribution Date will be January 25, 2005.
Form of Certificates:	The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds.
Minimum Denominations:	The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and the Class M-6 Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.
Tax Status:	The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax purposes.

Summary of Terms

ERISA Eligibility: The Class A and Class M Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

SMMEA Eligibility: None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Optional Termination Date: If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the original principal balance thereof ("Optional Termination Date"), the holders of the call rights may terminate the trust.

Expense Fee Rate: With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

Mortgage Loans: The mortgage pool will consist of Mortgage Loans that will be divided into Loan Group I and Loan Group II. Loan Group I will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by 98.91% first liens and 1.09% seconds liens on mortgaged properties that may or may not conform to Freddie Mac loan limits, and Loan Group II will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first liens on mortgaged properties that will conform to Freddie Mac loan limits. Approximately 2.61% and 2.52% of the Mortgage Loans in Loan Group I and Loan Group II, respectively, provide for an initial interest only period of up to five years.

Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.

Maximum Net Mortgage Rate: With respect to any adjustable rate Mortgage Loan, the maximum net mortgage rate; with respect to the fixed rate Mortgage Loan, the Net Mortgage Rate.

Group I Net WAC Cap Rate: The pass-through rate of the Class A-I Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group I Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period as adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

Group I Basis Risk Shortfall: With respect to any class of Class A-I Certificates and any distribution date on which the Group I Net WAC Cap Rate is used to determine the pass-through Rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group I weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Group I Net WAC Cap Rate; plus any unpaid Group I Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from

Summary of Terms

	Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group I weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance agreements provider to make required payments pursuant to the related yield maintenance agreement will be Group I Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.
Group II Net WAC Cap Rate:	The pass-through rate of the Class A-II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period and, in the case of the Class A-II-2 Certificates, adjusted to account for payments required to be made under the related yield maintenance agreement, if any.
Group II Basis Risk Shortfall:	With respect to any class of Class A-II Certificates and any distribution date on which the Group II Net WAC Cap Rate is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group II weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Group II Net WAC Cap Rate; plus any unpaid Group II Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group II weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to the Class A-II-2 Certificates caused by the failure of the yield maintenance agreements provider to make required payments pursuant to the related yield maintenance agreement will be Group II Basis Risk Shortfalls payable to the Class A-II-2 Certificates in the amounts and priority described under Excess Cash Flow Distributions.
Subordinate Net WAC Cap Rate:	The pass-through rate on the Subordinate Certificates with respect to each Distribution Date will be subject to a cap equal to the weighted average of the Group I Net WAC Cap Rate, without regard to payments required to be made under the yield maintenance agreement for the Class A-I-1 Certificates, if any, and the Group II Net WAC Cap Rate, without regard to payments required to be made under the yield Maintenance Agreement for the Class A-II-2 Certificates, if any, in each case in effect for such Distribution Date weighted on the basis of the related Subordinate Component as adjusted to account for payments required to be made under the yield maintenance agreement for the Subordinate Certificates, if any.

Summary of Terms

Subordinate Basis Risk Shortfall:	With respect to any class of Class M and Class B Certificates and any distribution date on which the Subordinate Net WAC Cap Rate is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average of the Group I weighted average Maximum Net Mortgage Rate and the Group II weighted average Maximum Net Mortgage Rate, weighted on the basis of the related Subordinate Component, over (ii) accrued certificate interest calculated using the Subordinate Net WAC Cap Rate; plus any unpaid Subordinate Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average of the Group I weighted average Maximum Net Mortgage Rate and the Group II weighted average Maximum Net Mortgage Rate, weighted on the basis of the related Subordinate Component. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance agreements provider to make required payments pursuant to the related yield maintenance agreement will be Subordinate Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.
Subordinate Component:	With respect to each loan group and any Distribution Date, the positive excess, if any, of the aggregate stated principal balance of the Mortgage Loans in that loan group, over the certificate principal balance of the related Class A Certificates, in each case immediately prior to such Distribution Date.
Relief Act Shortfalls:	With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls in either loan group will be allocated on a pro rata basis among the related Offered Certificates.
Interest Accrual Period:	For all Certificates: From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.
Eligible Master Servicing Compensation:	With respect to any Distribution Date and each loan group, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the related Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date, in each case, with respect to the related Mortgage Loans.
Coupon Step Up:	If the holders of the call rights do not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the second Distribution Date following the Optional Termination Date.

Credit Enhancement

Credit Enhancement:

A. Overcollateralization ("OC")

B. Excess Cash Flow

C. Subordination

Expected Credit Support Percentage:

Class	Rating (M/S/F)	Initial Credit Support	After Stepdown Support
Class A	Aaa/AAA/AAA	21.00%	42.00%
Class M-1	Aa2/AA/AA	12.20%	24.40%
Class M-2	A2/A/A	7.20%	14.40%
Class M-3	A3/A-/A-	5.70%	11.40%
Class M-4	Baa1/BBB+/BBB+	4.30%	8.60%
Class M-5	Baa2/BBB/BBB	3.20%	6.40%
Class M-6	Baa3/BBB-/BBB-	2.50%	5.00%
Class B	Ba1/BB+/BB+	1.50%	3.00%

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes Overcollateralization.

Subordination Percentage:

Class	Rating (M/S/F)	Subordination
Class A	Aaa/AAA/AAA	58.00%
Class M-1	Aa2/AA/AA	75.60%
Class M-2	A2/A/A	85.60%
Class M-3	A3/A-/A-	88.60%
Class M-4	Baa1/BBB+/BBB+	91.40%
Class M-5	Baa2/BBB/BBB	93.60%
Class M-6	Baa3/BBB-/BBB-	95.00%
Class B	Ba1/BB+/BB+	97.00%

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A, Class M and Class B Certificates, before taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 1.50% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 3.00% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Floor: 0.50% of the aggregate initial principal balance of the Mortgage Loans.

Credit Enhancement

Stepdown Date: For each group of certificates, the earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in January 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

Specified Enhancement Percentage: The Specified Enhancement Percentage is 42.00%.

Senior Enhancement Percentage: On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, in each case prior to the distribution of the Principal Distribution Amount on such Distribution Date, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

Excess Cash Flow: For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Trigger Event: A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) 2.44 and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in January 2008 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

Distribution Period	Required Loss Percentage
Month 37 to Month 48	3.25% with respect to month 37, plus an additional 1/12th of 2.00% for each month thereafter
Month 49 to Month 60	5.25% with respect to month 49, plus an additional 1/12th of 1.25% for each month thereafter
Month 61 to Month 72	6.50% with respect to month 61, plus an additional 1/12th of 0.75% for each month thereafter
Month 73 and thereafter	7.25%

Interest Distributions

Interest Distributions:

On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in the following order of priority:

(i) With respect to Loan Group I, to the Class A-I Certificates, pro rata, and with respect to Loan Group II, to the Class A-II Certificates pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates; and

(viii) To the Class B Certificates.

Principal Distributions

Principal Distributions:

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(i) To the Class A Certificates, the Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances thereof are reduced to zero;

(ii) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(iii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(iv) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(v) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(vi) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(vii) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero; and

(viii) To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

Class A Principal Distributions:

The Group I Principal Distribution Amount will be distributed as follows:

(i) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(iii) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iv) Any remaining amount to the Class A-II Certificates, pro rata.

The Group II Principal Distribution Amount will be distributed as follows:

(i) To the Class A-II Certificates, pro rata; and

(ii) Any remaining amount sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero.

Excess Cash Flow Distributions

Excess Cash Flow Distributions: On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their Certificate Principal Balances, the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month;

(ii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iii) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(iv) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(v) to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Group I Basis Risk Shortfall, Group II Basis Risk Shortfall and any Subordinate Basis Risk Shortfall, as applicable, remaining unpaid as of that distribution date; provided, that the Class A-II-1 Certificates will be entitled to payment of Group II Basis Risk Shortfall allocated thereto before the Class A-II-2 Certificates are entitled to be paid such amounts;

(vi) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(vii) to pay to the holders of the Class A Certificates, pro rata, and then to the Subordinate Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed; and

(viii) to pay to the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Definitions

Principal Remittance Amount:	For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.
Principal Distribution Amount:	For any Distribution Date, the lesser of (a) the sum of (i) the excess of (x) the available distribution amount over (y) the interest distribution amount and (ii) any Excess Cash Flow used to pay principal on the certificates and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to cover realized losses on the Mortgage Loans and to reach the OC Target minus any overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.
Class A Principal Distribution Amount:	With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the OC Floor.
Group I Principal Distribution Amount:	On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group I for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.
Group II Principal Distribution Amount:	On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group II for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

Definitions

Principal Allocation Amount:	With respect to any Distribution Date, the sum of (a) the Principal Remittance Amount for that Distribution Date and (b) the aggregate amount of Realized Losses on the Mortgage Loans in the calendar month preceding that Distribution Date, to the extent covered by Excess Cash Flow for that Distribution Date as described under Excess Cash Flow Distributions; provided, that on any Distribution Date on which there is insufficient Excess Cash Flow to cover all Realized Losses on the Mortgage Loans, in determining the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, the available Excess Cash Flow will be allocated to the Class A-I Certificates and Class A-II Certificates, pro rata, based on the principal portion of Realized Losses on the Group I Loans and Group II Loans, respectively.
Class M-1 Principal Distribution Amount:	With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.
Class M-2 Principal Distribution Amount:	With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Definitions

Class M-3 Principal Distribution Amount:	With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.
Class M-4 Principal Distribution Amount:	With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Definitions

Class M-5 Principal Distribution Amount:	With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the OC Floor.
Class M-6 Principal Distribution Amount:	With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Definitions

Class B Principal Distribution Amount:	With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.
Allocation of Losses:	Any realized losses will be allocated in the following order of priority: (i) To Excess Cash Flow for the related Distribution Date; (ii) To the overcollateralization, until reduced to zero (as further described in the prospectus supplement); (iii) To the Class B Certificates, until reduced to zero; (iv) To the Class M-6 Certificates, until reduced to zero; (v) To the Class M-5 Certificates, until reduced to zero; (vi) To the Class M-4 Certificates, until reduced to zero; (vii) To the Class M-3 Certificates, until reduced to zero; (viii) To the Class M-2 Certificates, until reduced to zero; (ix) To the Class M-1 Certificates, until reduced to zero; and (x) With respect to losses on the Group I Mortgage Loans, to the Class A-I Certificates, on a pro-rata basis; with respect to losses on the Group II Mortgage Loans, first, to the Class A-II-2 Certificates, until reduced to zero, then to the Class A-II-1 Certificates, until reduced to zero.

Definitions

Prospectus:	The Offered Certificates will be offered pursuant to a Prospectus, which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

Yield Maintenance Agreement

Class A-I Certificates

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class A-I Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A-I Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in January 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in November 2006.

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)	Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
01/25/05	217,250,000	7.42%	7.81%	01/25/06	163,798,378	6.44%	7.81%
02/25/05	215,941,807	6.44%	7.81%	02/25/06	157,279,810	6.44%	7.81%
03/25/05	214,029,967	7.15%	7.81%	03/25/06	150,952,782	7.15%	7.81%
04/25/05	211,510,597	6.44%	7.81%	04/25/06	144,811,666	6.44%	7.81%
05/25/05	208,383,501	6.66%	7.81%	05/25/06	138,851,005	6.66%	7.81%
06/25/05	204,652,327	6.44%	7.81%	06/25/06	133,055,856	6.44%	7.81%
07/25/05	200,324,694	6.66%	7.81%	07/25/06	127,431,540	6.67%	7.81%
08/25/05	195,413,735	6.44%	7.81%	08/25/06	121,973,010	6.45%	7.81%
09/25/05	189,939,876	6.44%	7.81%	09/25/06	116,675,367	6.45%	7.81%
10/25/05	183,922,772	6.66%	7.81%	10/25/06	111,422,936	6.67%	7.81%
11/25/05	177,433,487	6.44%	7.81%	11/25/06	102,340,251	6.50%	7.81%
12/25/05	170,514,280	6.66%	7.81%	12/25/06	-	-	-

Yield Maintenance Agreement

Class A-II-2 Certificates

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class A-II-2 Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A-II-2 Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in January 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in November 2006.

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)	Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
01/25/05	21,725,000	7.31%	7.68%	01/25/06	16,395,019	6.33%	7.68%
02/25/05	21,596,217	6.33%	7.68%	02/25/06	15,742,814	6.33%	7.68%
03/25/05	21,407,085	7.04%	7.68%	03/25/06	15,109,771	7.04%	7.68%
04/25/05	21,157,203	6.33%	7.68%	04/25/06	14,495,327	6.33%	7.68%
05/25/05	20,846,540	6.55%	7.68%	05/25/06	13,898,937	6.55%	7.68%
06/25/05	20,475,446	6.33%	7.68%	06/25/06	13,320,070	6.33%	7.68%
07/25/05	20,044,672	6.55%	7.68%	07/25/06	12,758,212	6.55%	7.68%
08/25/05	19,555,371	6.33%	7.68%	08/25/06	12,212,863	6.33%	7.68%
09/25/05	19,009,111	6.33%	7.68%	09/25/06	11,683,538	6.33%	7.68%
10/25/05	18,407,875	6.55%	7.68%	10/25/06	11,162,075	6.55%	7.68%
11/25/05	17,759,253	6.33%	7.68%	11/25/06	10,252,362	6.38%	7.68%
12/25/05	17,066,966	6.55%	7.68%	12/25/06	-	-	-

Yield Maintenance Agreement
Subordinate Certificates

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class M and Class B Certificates. On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class M and Class B Certificates immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in January 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreement will terminate after the Distribution Date in November 2006.

Yield Maintenance Agreement Schedule

Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)	Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
01/25/05	107,250,000	6.56%	7.44%	01/25/06	107,250,000	5.58%	7.44%
02/25/05	107,250,000	5.58%	7.44%	02/25/06	107,250,000	5.58%	7.44%
03/25/05	107,250,000	6.29%	7.44%	03/25/06	107,250,000	6.29%	7.44%
04/25/05	107,250,000	5.58%	7.44%	04/25/06	107,250,000	5.58%	7.44%
05/25/05	107,250,000	5.80%	7.44%	05/25/06	107,250,000	5.80%	7.44%
06/25/05	107,250,000	5.58%	7.44%	06/25/06	107,250,000	5.58%	7.44%
07/25/05	107,250,000	5.80%	7.44%	07/25/06	107,250,000	5.81%	7.44%
08/25/05	107,250,000	5.58%	7.44%	08/25/06	107,250,000	5.59%	7.44%
09/25/05	107,250,000	5.58%	7.44%	09/25/06	107,250,000	5.59%	7.44%
10/25/05	107,250,000	5.80%	7.44%	10/25/06	107,250,000	5.81%	7.44%
11/25/05	107,250,000	5.58%	7.44%	11/25/06	107,250,000	5.64%	7.44%
12/25/05	107,250,000	5.80%	7.44%	12/25/06	-	-	-

Aggregate Collateral Summary (Statistical Pool)

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$537,549,039.84		
Number of Mortgage Loans	3,989		
Average Current Principal Balance	$134,757.84	$10,626.08	$650,000.00
(1) (4) Weighted Average Original Loan-to-Value	81.68%	16.00%	100.00%
(1) Weighted Average Mortgage Rate	7.37%	4.99%	12.50%
(1) Weighted Average Net Mortgage Rate	6.86%	4.54%	11.92%
(1) Weighted Average Note Margin	6.83%	1.00%	10.75%
(1) Weighted Average Maximum Mortgage Rate	13.67%	9.80%	18.45%
(1) Weighted Average Minimum Mortgage Rate	7.23%	1.25%	11.45%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	25	2	36
(1) Weighted Average Remaining Term to Stated Maturity (months)	355	119	360
(1) (2) Weighted Average Credit Score	607	460	808

(1) Weighted Average reflected in Total.
(2) 99.96% of the Aggregate Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days.
(4) With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	91.34%
Lien	First	99.45%
Property Type	Single-family detached	80.59%
	Planned Unit Developments (detached)	7.66%
	Two- to four- family units	4.08%
	Condo Low-Rise (less than 5 stories)	2.98%
	Planned Unit Developments (attached)	1.93%
	Manufactured Home	1.81%
	Townhouse	0.77%
	Condo Mid-Rise (5 to 8 stories)	0.11%
	Condo High-Rise (9 stories or more)	0.06%
Occupancy Status	Primary Residence	94.77%
	Non Owner Occupied	3.82%
	Second/Vacation	1.41%
Documentation Type	Full Documentation	78.20%
	Reduced Documentation	21.80%
Loans with Prepayment Penalties		66.83%
Loans serviced by Homecomings(3)		100.00%

Aggregate Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	44	$5,490,672	1.02%	$124,788	66.86%
500 - 519	91	10,708,784	1.99	117,679	75.19
520 - 539	217	27,940,118	5.20	128,756	76.01
540 - 559	342	43,892,200	8.17	128,340	77.07
560 - 579	417	53,936,266	10.03	129,344	80.66
580 - 599	586	78,407,820	14.59	133,802	81.57
600 - 619	798	107,049,977	19.91	134,148	83.78
620 - 639	588	84,175,435	15.66	143,156	83.40
640 - 659	444	63,819,762	11.87	143,738	83.10
660 - 679	241	31,548,838	5.87	130,908	83.46
680 - 699	96	12,908,495	2.40	134,463	84.03
700 - 719	43	6,030,945	1.12	140,255	84.24
720 - 739	32	4,560,655	0.85	142,520	79.34
740 - 759	27	4,502,120	0.84	166,745	84.41
760 >=	20	2,388,289	0.44	119,414	85.75
Subtotal with Credit Scores	**3,986**	**$537,360,376**	**99.96%**	**$134,812**	**81.68%**
Not available*	3	188,664	0.04	62,888	80.00
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**81.68%**

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Outstanding Mortgage Loan Principal Balances

Range of Outstanding Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,514	$107,887,593	20.07%	$71,260	604	79.51%
100,001 - 200,000	1,810	255,915,414	47.61	141,390	606	82.08
200,001 - 300,000	544	130,732,143	24.32	240,316	608	82.06
300,001 - 400,000	112	38,755,169	7.21	346,028	615	83.76
400,001 - 500,000	8	3,608,720	0.67	451,090	625	82.49
600,001 - 700,000	1	650,000	0.12	650,000	752	75.00
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	11	$2,189,141	0.41%	$199,013	621	75.51%
5.000 - 5.499	75	13,796,756	2.57	183,957	630	76.36
5.500 - 5.999	295	52,078,458	9.69	176,537	627	78.11
6.000 - 6.499	774	119,525,448	22.24	154,426	621	80.91
6.500 - 6.999	911	130,068,933	24.20	142,776	610	82.72
7.000 - 7.499	962	124,417,402	23.15	129,332	602	84.12
7.500 - 7.999	474	53,469,459	9.95	112,805	586	82.11
8.000 - 8.499	228	23,268,525	4.33	102,055	572	78.92
8.500 - 8.999	126	11,184,759	2.08	88,768	565	79.47
9.000 - 9.499	71	4,469,090	0.83	62,945	580	80.69
9.500 - 9.999	25	1,454,842	0.27	58,194	568	77.97
10.000 - 10.499	16	872,374	0.16	54,523	559	80.43
10.500 - 10.999	10	431,542	0.08	43,154	597	81.93
11.000 - 11.499	8	235,139	0.04	29,392	579	82.36
11.500 - 11.999	3	87,172	0.02	29,057	558	89.82
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	1	$291,296	0.05%	$291,296	607	80.00%
5.000 - 5.499	7	1,381,381	0.26	197,340	627	76.12
5.500 - 5.999	78	15,451,488	2.87	198,096	632	76.59
6.000 - 6.499	261	44,582,556	8.29	170,814	632	78.19
6.500 - 6.999	802	125,644,819	23.37	156,664	623	81.08
7.000 - 7.499	827	117,667,860	21.89	142,283	611	82.67
7.500 - 7.999	1,025	132,891,012	24.72	129,650	601	84.00
8.000 - 8.499	436	50,366,043	9.37	115,518	582	81.96
8.500 - 8.999	281	28,660,592	5.33	101,995	571	79.31
9.000 - 9.499	124	11,750,501	2.19	94,762	559	78.21
9.500 - 9.999	82	5,570,119	1.04	67,928	573	80.62
10.000 - 10.499	24	1,394,852	0.26	58,119	560	76.15
10.500 - 10.999	18	1,067,892	0.20	59,327	563	80.15
11.000 - 11.499	9	397,597	0.07	44,177	602	80.98
11.500 - 11.999	9	274,081	0.05	30,453	574	83.13
12.000 - 12.499	3	128,963	0.02	42,988	554	81.95
12.500 - 12.999	2	27,989	0.01	13,995	618	100.00
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 - 50.00	127	$11,536,888	2.15%	$90,842	579
50.01 - 55.00	33	3,524,770	0.66	106,811	596
55.01 - 60.00	112	12,112,292	2.25	108,145	576
60.01 - 65.00	101	12,603,229	2.34	124,784	586
65.01 - 70.00	186	25,735,205	4.79	138,361	586
70.01 - 75.00	330	44,420,875	8.26	134,609	603
75.01 - 80.00	1,236	167,846,073	31.22	135,798	612
80.01 - 85.00	593	81,603,286	15.18	137,611	597
85.01 - 90.00	692	100,959,915	18.78	145,896	602
90.01 - 95.00	494	71,025,471	13.21	143,776	636
95.01 - 100.00	85	6,181,034	1.15	72,718	654
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	110	$10,708,791	1.99%	$97,353	604	82.64%
Alaska	2	329,773	0.06	164,886	609	78.18
Arizona	105	13,275,073	2.47	126,429	613	83.98
Arkansas	18	1,780,699	0.33	98,928	606	82.36
California	309	66,764,206	12.42	216,065	612	78.38
Colorado	68	10,648,890	1.98	156,601	612	81.71
Connecticut	38	6,281,144	1.17	165,293	597	80.00
Delaware	3	330,444	0.06	110,148	625	78.91
District of Columbia	11	1,411,344	0.26	128,304	593	65.20
Florida	325	45,613,827	8.49	140,350	608	81.27
Georgia	193	23,094,111	4.30	119,659	602	84.92
Hawaii	3	631,805	0.12	210,602	616	84.51
Idaho	14	1,640,908	0.31	117,208	615	83.91
Illinois	215	31,215,948	5.81	145,190	622	82.96
Indiana	112	9,764,332	1.82	87,182	609	84.48
Iowa	33	3,632,328	0.68	110,071	605	86.81
Kansas	37	3,732,969	0.69	100,891	611	86.35
Kentucky	54	5,160,937	0.96	95,573	593	83.14
Louisiana	75	7,209,501	1.34	96,127	599	80.35
Maine	11	1,349,239	0.25	122,658	626	85.44
Maryland	110	19,596,270	3.65	178,148	594	81.16
Massachusetts	54	10,448,766	1.94	193,496	605	77.93
Michigan	268	30,905,064	5.75	115,317	604	82.29
Minnesota	165	27,319,396	5.08	165,572	606	81.95
Mississippi	36	3,345,200	0.62	92,922	606	84.28
Missouri	122	13,190,101	2.45	108,116	604	83.74
Montana	3	371,482	0.07	123,827	586	87.93
Nebraska	14	1,456,748	0.27	104,053	620	85.59
Nevada	59	10,802,739	2.01	183,097	606	80.31
New Hampshire	15	2,854,371	0.53	190,291	598	81.55
New Jersey	56	10,434,369	1.94	186,328	605	77.23
New Mexico	24	3,156,129	0.59	131,505	627	78.82
New York	76	14,289,083	2.66	188,014	609	78.95
North Carolina	110	11,454,725	2.13	104,134	606	83.09
North Dakota	9	853,925	0.16	94,881	628	85.47
Ohio	155	15,180,306	2.82	97,937	616	85.25
Oklahoma	44	3,615,218	0.67	82,164	602	83.10
Oregon	32	5,007,524	0.93	156,485	603	82.68
Pennsylvania	83	9,019,103	1.68	108,664	588	81.37
Rhode Island	19	3,178,237	0.59	167,276	601	76.09
South Carolina	74	7,675,006	1.43	103,716	587	81.29
South Dakota	8	929,961	0.17	116,245	614	87.99
Tennessee	89	9,342,871	1.74	104,976	604	85.47
Texas	191	18,989,145	3.53	99,420	611	79.72
Utah	21	2,523,351	0.47	120,160	622	84.41
Vermont	2	257,697	0.05	128,848	640	77.89
Virginia	148	23,023,718	4.28	155,566	597	81.43
Washington	78	12,119,953	2.25	155,384	607	82.60
West Virginia	9	869,781	0.16	96,642	596	87.20
Wisconsin	172	20,056,961	3.73	116,610	613	84.15
Wyoming	7	705,570	0.13	100,796	611	85.18
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	2,453	$336,643,267	62.63%	$137,237	601	80.70%
Purchase	1,284	168,522,577	31.35	131,248	618	83.41
Rate/Term refinance	252	32,383,196	6.02	128,505	618	82.74
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	3,182	$420,387,220	78.20%	$132,114	602	83.31%
Reduced Documentation	807	117,161,820	21.80	145,182	626	75.82
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	3,722	$509,437,547	94.77%	$136,872	605	81.92%
Non Owner Occupied	204	20,524,159	3.82	100,609	647	74.89
Second/Vacation	63	7,587,334	1.41	120,434	638	83.94
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	3,259	$433,224,853	80.59%	$132,932	606	82.03%
Planned Unit Developments (detached)	255	41,201,035	7.66	161,573	605	82.73
Two- to four- family units	150	21,905,231	4.08	146,035	625	75.70
Condo Low-Rise (less than 5 stories)	118	16,006,988	2.98	135,652	611	80.71
Planned Unit Developments (attached)	65	10,392,945	1.93	159,891	607	82.48
Manufactured Home	96	9,755,254	1.81	101,617	627	77.34
Townhouse	38	4,141,157	0.77	108,978	585	78.44
Condo Mid-Rise (5 to 8 stories)	5	574,109	0.11	114,822	599	79.55
Condo High-Rise (9 stories or more)	3	347,467	0.06	115,822	601	74.48
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	2,027	$285,484,505	53.11%	$140,841	635	84.17%
AX	822	108,079,078	20.11	131,483	597	80.19
AM	574	72,249,359	13.44	125,870	572	81.66
B	363	47,979,938	8.93	132,176	551	76.28
C	144	17,406,119	3.24	120,876	544	71.48
CM	59	6,350,041	1.18	107,628	532	63.78
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	1,382	$178,317,490	33.17%	$129,029	608	81.46%
12 Months	236	34,205,041	6.36	144,937	616	81.25
24 Months	1,700	245,800,842	45.73	144,589	606	82.14
36 Months	661	78,067,616	14.52	118,105	606	80.89
60 Months	2	222,230	0.04	111,115	635	83.44
Other*	8	935,821	0.17	116,978	607	83.16
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate IO Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	3,919	$523,752,296	97.43%	$133,644	606	81.65%
24	44	9,140,657	1.70	207,742	645	83.20
36	21	3,623,570	0.67	172,551	634	82.78
60	5	1,032,516	0.19	206,503	632	78.91
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	506	$46,569,770	8.66%	$92,035	614	77.29%
0.000 - 0.999	1	139,150	0.03	139,150	698	80.00
1.000 - 1.499	2	231,663	0.04	115,832	608	90.00
2.000 - 2.499	1	66,959	0.01	66,959	553	79.00
3.000 - 3.499	1	95,068	0.02	95,068	509	85.00
3.500 - 3.999	9	1,493,276	0.28	165,920	627	72.15
4.000 - 4.499	20	3,694,353	0.69	184,718	634	75.67
4.500 - 4.999	35	5,960,881	1.11	170,311	635	83.19
5.000 - 5.499	157	24,226,242	4.51	154,307	641	88.84
5.500 - 5.999	227	33,470,719	6.23	147,448	629	81.21
6.000 - 6.499	405	54,155,749	10.07	133,718	621	79.45
6.500 - 6.999	1,223	192,894,163	35.88	157,722	611	81.10
7.000 - 7.499	607	82,777,662	15.40	136,372	597	83.93
7.500 - 7.999	479	59,034,418	10.98	123,245	583	84.75
8.000 - 8.499	188	20,465,144	3.81	108,857	568	82.41
8.500 - 8.999	83	8,620,030	1.60	103,856	561	77.74
9.000 - 9.499	25	2,316,475	0.43	92,659	545	69.58
9.500 - 9.999	10	742,942	0.14	74,294	544	74.03
10.000 - 10.499	8	488,648	0.09	61,081	505	60.32
10.500 - 10.999	2	105,726	0.02	52,863	535	69.04
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	506	$46,569,770	8.66%	$92,035	614	77.29%
9.000 - 9.999	1	65,887	0.01	65,887	578	59.00
10.000 - 10.999	2	280,836	0.05	140,418	568	82.94
11.000 - 11.999	53	8,952,212	1.67	168,910	632	74.32
12.000 - 12.999	663	105,244,304	19.58	158,740	626	79.77
13.000 - 13.999	1,507	217,464,995	40.45	144,303	607	83.50
14.000 - 14.999	948	124,963,114	23.25	131,818	596	82.64
15.000 - 15.999	246	28,255,295	5.26	114,859	577	80.87
16.000 - 16.999	59	5,554,539	1.03	94,145	572	78.57
17.000 - 17.999	3	144,327	0.03	48,109	526	65.32
18.000 - 18.999	1	53,760	0.01	53,760	564	44.00
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	506	$46,569,770	8.66%	$92,035	614	77.29%
1.000 - 1.999	1	99,585	0.02	99,585	678	90.00
2.000 - 2.999	1	66,959	0.01	66,959	553	79.00
3.000 - 3.999	1	357,000	0.07	357,000	648	68.00
4.000 - 4.999	6	853,326	0.16	142,221	646	76.01
5.000 - 5.999	104	17,464,692	3.25	167,930	633	77.05
6.000 - 6.999	1,170	184,882,441	34.39	158,019	621	80.52
7.000 - 7.999	1,619	224,750,772	41.81	138,821	601	84.22
8.000 - 8.999	471	52,201,852	9.71	110,832	577	81.35
9.000 - 9.999	96	9,492,020	1.77	98,875	563	78.28
10.000 - 10.999	13	756,861	0.14	58,220	513	64.14
11.000 - 11.999	1	53,760	0.01	53,760	564	44.00
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Aggregate Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	506	$46,569,770	8.66%	$92,035	614	77.29%
2005 February	1	185,841	0.03	185,841	590	80.00
2005 May	1	58,757	0.01	58,757	655	80.00
2005 September	1	196,000	0.04	196,000	668	80.00
2006 January	1	53,164	0.01	53,164	611	95.00
2006 February	1	74,962	0.01	74,962	625	80.00
2006 March	2	453,763	0.08	226,882	618	83.25
2006 April	2	387,308	0.07	193,654	666	80.00
2006 May	3	394,969	0.07	131,656	657	85.69
2006 June	6	815,759	0.15	135,960	703	94.13
2006 July	11	2,213,827	0.41	201,257	663	84.25
2006 August	44	6,712,540	1.25	152,558	628	89.27
2006 September	185	28,830,638	5.36	155,841	626	86.28
2006 October	861	143,887,694	26.77	167,117	609	81.67
2006 November	1,324	166,640,638	31.00	125,862	602	81.76
2006 December	440	57,697,117	10.73	131,130	593	80.77
2007 January	2	221,616	0.04	110,808	540	89.19
2007 March	1	69,210	0.01	69,210	526	80.00
2007 June	4	477,300	0.09	119,325	655	79.66
2007 July	2	157,383	0.03	78,692	637	84.96
2007 August	6	816,401	0.15	136,067	605	90.92
2007 September	48	6,503,350	1.21	135,486	608	82.74
2007 October	129	20,663,693	3.84	160,184	619	82.85
2007 November	246	30,580,674	5.69	124,312	606	82.35
2007 December	162	22,886,664	4.26	141,276	609	80.87
Total:	**3,989**	**$537,549,040**	**100.00%**	**$134,758**	**607**	**81.68%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Collateral Summary (Statistical Pool)

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$268,774,812.74		
Number of Mortgage Loans	1,968		
Average Current Principal Balance	$136,572.57	$10,626.08	$650,000.00
(1) (4) Weighted Average Original Loan-to-Value	81.52%	16.00%	100.00%
(1) Weighted Average Mortgage Rate	7.36%	5.25%	12.50%
(1) Weighted Average Net Mortgage Rate	6.85%	4.67%	11.92%
(1) Weighted Average Note Margin	6.85%	1.00%	10.49%
(1) Weighted Average Maximum Mortgage Rate	13.68%	10.75%	17.93%
(1) Weighted Average Minimum Mortgage Rate	7.24%	1.25%	10.93%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	25	9	36
(1) Weighted Average Remaining Term to Stated Maturity (months)	354	170	360
(1) (2) Weighted Average Credit Score	607	460	790

(1) Weighted Average reflected in Total.
(2) 99.93% of the Group I Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days.
(4) With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	91.34%
Lien	First	98.91%
Property Type	Single-family detached	81.18%
	Planned Unit Developments (detached)	7.09%
	Two- to four- family units	4.29%
	Condo Low-Rise (less than 5 stories)	3.34%
	Planned Unit Developments (attached)	1.85%
	Manufactured Home	1.59%
	Townhouse	0.55%
	Condo High-Rise (9 stories or more)	0.10%
	Condo Mid-Rise (5 to 8 stories)	0.03%
Occupancy Status	Primary Residence	95.66%
	Non Owner Occupied	3.16%
	Second/Vacation	1.19%
Documentation Type	Full Documentation	77.97%
	Reduced Documentation	22.03%
Loans with Prepayment Penalties		68.87%
Loans serviced by Homecomings(3)		100.00%

Group I Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	25	$2,870,210	1.07%	$114,808	66.81%
500 - 519	54	6,101,946	2.27	112,999	72.10
520 - 539	115	14,560,245	5.42	126,611	76.08
540 - 559	172	22,175,998	8.25	128,930	77.60
560 - 579	180	25,015,672	9.31	138,976	80.71
580 - 599	280	38,400,881	14.29	137,146	81.96
600 - 619	398	53,838,022	20.03	135,271	83.57
620 - 639	290	42,791,189	15.92	147,556	82.97
640 - 659	213	32,350,270	12.04	151,879	83.01
660 - 679	128	15,779,320	5.87	123,276	84.03
680 - 699	55	7,188,060	2.67	130,692	83.74
700 - 719	18	2,504,842	0.93	139,158	81.79
720 - 739	18	2,471,150	0.92	137,286	77.57
740 - 759	13	2,048,873	0.76	157,606	83.02
760 >=	6	489,471	0.18	81,579	80.38
Subtotal with Credit Scores	**1,965**	**268,586,149**	**99.93**	**136,685**	**81.52**
Not available*	3	188,664	0.07	62,888	80.00
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**81.52%**

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Outstanding Mortgage Loan Principal Balances

Range of Outstanding Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	762	$53,256,650	19.81%	$69,891	604	79.78%
100,001 - 200,000	866	123,597,423	45.99	142,722	606	81.98
200,001 - 300,000	259	61,937,394	23.04	239,141	605	81.50
300,001 - 400,000	72	25,724,626	9.57	357,286	613	83.02
400,001 - 500,000	8	3,608,720	1.34	451,090	625	82.49
600,001 - 700,000	1	650,000	0.24	650,000	752	75.00
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	5	$1,019,589	0.38%	$203,918	632	78.52%
5.000 - 5.499	37	7,049,279	2.62	190,521	640	76.54
5.500 - 5.999	153	27,530,435	10.24	179,937	625	78.73
6.000 - 6.499	375	58,639,552	21.82	156,372	619	80.52
6.500 - 6.999	479	70,086,632	26.08	146,319	609	82.80
7.000 - 7.499	451	60,212,620	22.40	133,509	599	83.48
7.500 - 7.999	197	23,367,709	8.69	118,618	584	81.55
8.000 - 8.499	99	9,715,017	3.61	98,131	573	78.46
8.500 - 8.999	71	5,813,788	2.16	81,884	565	79.98
9.000 - 9.499	50	2,698,018	1.00	53,960	594	82.13
9.500 - 9.999	20	1,258,073	0.47	62,904	565	79.01
10.000 - 10.499	13	749,848	0.28	57,681	564	82.49
10.500 - 10.999	8	347,941	0.13	43,493	605	89.67
11.000 - 11.499	7	199,139	0.07	28,448	587	86.40
11.500 - 11.999	3	87,172	0.03	29,057	558	89.82
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
5.000 - 5.499	6	$1,114,381	0.41%	$185,730	635	78.31%
5.500 - 5.999	35	7,427,039	2.76	212,201	640	76.89
6.000 - 6.499	138	24,022,435	8.94	174,076	630	78.48
6.500 - 6.999	394	62,538,318	23.27	158,727	621	80.91
7.000 - 7.499	425	61,716,286	22.96	145,215	611	82.58
7.500 - 7.999	482	64,580,593	24.03	133,985	597	83.57
8.000 - 8.499	187	23,031,283	8.57	123,162	584	81.14
8.500 - 8.999	125	12,611,546	4.69	100,892	569	79.56
9.000 - 9.499	66	5,682,574	2.11	86,100	564	79.06
9.500 - 9.999	56	3,197,882	1.19	57,105	584	81.52
10.000 - 10.499	19	1,198,082	0.45	63,057	555	76.94
10.500 - 10.999	16	987,366	0.37	61,710	565	80.83
11.000 - 11.499	6	271,996	0.10	45,333	624	93.83
11.500 - 11.999	9	274,081	0.10	30,453	574	83.13
12.000 - 12.499	2	92,963	0.03	46,482	561	90.45
12.500 - 12.999	2	27,989	0.01	13,995	618	100.00
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 – 50.00	64	$6,050,589	2.25%	$94,540	588
50.01 – 55.00	18	2,103,951	0.78	116,886	592
55.01 – 60.00	56	6,043,368	2.25	107,917	564
60.01 – 65.00	53	6,829,322	2.54	128,855	580
65.01 – 70.00	96	13,276,625	4.94	138,298	586
70.01 – 75.00	156	21,470,565	7.99	137,632	604
75.01 – 80.00	593	82,097,770	30.55	138,445	613
80.01 – 85.00	295	42,989,499	15.99	145,727	597
85.01 – 90.00	340	51,892,572	19.31	152,625	601
90.01 – 95.00	232	33,052,197	12.30	142,466	637
95.01 – 100.00	65	2,968,354	1.10	45,667	641
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	53	$4,924,767	1.83%	$92,920	604	84.60%
Alaska	1	119,917	0.04	119,917	587	75.00
Arizona	52	6,126,434	2.28	117,816	616	86.11
Arkansas	8	861,068	0.32	107,633	609	81.52
California	178	39,987,743	14.88	224,650	611	77.58
Colorado	31	4,687,111	1.74	151,197	612	81.54
Connecticut	25	4,011,947	1.49	160,478	593	76.70
Delaware	1	134,755	0.05	134,755	645	77.00
District of Columbia	4	459,019	0.17	114,755	632	63.62
Florida	159	21,546,863	8.02	135,515	609	82.43
Georgia	87	10,147,004	3.78	116,632	603	84.41
Hawaii	3	631,805	0.24	210,602	616	84.51
Idaho	9	903,245	0.34	100,361	613	80.80
Illinois	102	14,334,867	5.33	140,538	623	82.43
Indiana	63	5,443,665	2.03	86,407	606	84.72
Iowa	12	1,458,905	0.54	121,575	612	85.97
Kansas	23	2,100,455	0.78	91,324	614	87.68
Kentucky	32	3,163,659	1.18	98,864	582	83.87
Louisiana	39	3,367,428	1.25	86,344	593	80.85
Maine	5	560,033	0.21	112,007	621	82.20
Maryland	50	9,146,245	3.40	182,925	598	82.34
Massachusetts	24	4,767,027	1.77	198,626	619	79.45
Michigan	128	14,320,316	5.33	111,877	602	81.92
Minnesota	78	13,517,386	5.03	173,300	598	81.50
Mississippi	15	1,689,936	0.63	112,662	608	87.04
Missouri	57	5,935,465	2.21	104,131	612	83.76
Montana	1	78,243	0.03	78,243	529	90.00
Nebraska	7	749,388	0.28	107,055	623	86.48
Nevada	31	5,599,654	2.08	180,634	607	81.49
New Hampshire	8	1,547,462	0.58	193,433	593	76.71
New Jersey	28	5,299,844	1.97	189,280	592	75.46
New Mexico	12	1,656,048	0.62	138,004	622	77.89
New York	48	9,374,364	3.49	195,299	605	78.96
North Carolina	58	6,246,066	2.32	107,691	607	81.88
North Dakota	4	427,321	0.16	106,830	636	91.44
Ohio	69	6,772,861	2.52	98,157	618	84.65
Oklahoma	24	1,940,854	0.72	80,869	588	81.81
Oregon	17	2,453,729	0.91	144,337	610	81.36
Pennsylvania	38	4,781,414	1.78	125,827	583	81.14
Rhode Island	7	956,423	0.36	136,632	592	76.14
South Carolina	37	4,014,717	1.49	108,506	586	82.34
South Dakota	4	523,317	0.19	130,829	605	87.08
Tennessee	39	4,049,580	1.51	103,835	606	84.76
Texas	85	8,690,554	3.23	102,242	613	81.40
Utah	9	1,059,455	0.39	117,717	612	84.85
Vermont	1	135,575	0.05	135,575	614	85.00
Virginia	69	11,265,953	4.19	163,275	596	81.26
Washington	41	6,062,073	2.26	147,855	617	82.01
West Virginia	5	466,713	0.17	93,343	592	87.84
Wisconsin	83	9,863,226	3.67	118,834	609	84.44
Wyoming	4	412,916	0.15	103,229	618	86.75
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	1,217	$171,383,527	63.76%	$140,825	600	80.59%
Purchase	642	83,241,736	30.97	129,660	618	83.19
Rate/Term refinance	109	14,149,550	5.26	129,812	618	82.90
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,564	$209,570,286	77.97%	$133,996	601	83.18%
Reduced Documentation	404	59,204,526	22.03	146,546	626	75.66
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	1,853	$257,097,782	95.66%	$138,747	605	81.72%
Non Owner Occupied	89	8,490,359	3.16	95,397	646	75.58
Second/Vacation	26	3,186,672	1.19	122,564	643	81.22
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	1,620	$218,184,242	81.18%	$134,682	605	81.76%
Planned Unit Developments (detached)	125	19,049,837	7.09	152,399	608	83.21
Two- to four- family units	76	11,527,473	4.29	151,677	616	76.62
Condo Low-Rise (less than 5 stories)	58	8,971,775	3.34	154,686	611	80.10
Planned Unit Developments (attached)	29	4,960,328	1.85	171,046	615	82.71
Manufactured Home	43	4,267,563	1.59	99,246	641	77.82
Townhouse	14	1,469,134	0.55	104,938	582	81.06
Condo High-Rise (9 stories or more)	2	259,533	0.10	129,767	605	72.62
Condo Mid-Rise (5 to 8 stories)	1	84,929	0.03	84,929	606	60.00
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	975	$139,233,838	51.80%	$142,804	635	83.86%
AX	426	55,690,487	20.72	130,729	598	80.77
AM	276	36,965,018	13.75	133,931	572	81.95
B	186	24,724,167	9.20	132,926	550	75.95
C	67	8,041,306	2.99	120,019	543	70.36
CM	38	4,119,998	1.53	108,421	529	64.18
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	650	$83,675,611	31.13%	$128,732	607	81.06%
12 Months	129	19,126,191	7.12	148,265	612	80.37
24 Months	843	125,093,598	46.54	148,391	606	82.26
36 Months	339	40,032,865	14.89	118,091	606	80.64
60 Months	2	222,230	0.08	111,115	635	83.44
Other	5	624,317	0.23	124,863	605	85.57
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.
With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I IO Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	1,933	$261,760,916	97.39%	$135,417	605	81.51%
24	20	4,652,500	1.73	232,625	650	81.85
36	12	1,820,180	0.68	151,682	637	81.73
60	3	541,216	0.20	180,405	653	81.83
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	266	$23,285,077	8.66%	$87,538	614	76.56%
0.000 - 0.999	1	139,150	0.05	139,150	698	80.00
1.000 - 1.499	2	231,663	0.09	115,832	608	90.00
3.500 - 3.999	4	731,549	0.27	182,887	645	67.77
4.000 - 4.499	8	1,467,154	0.55	183,394	637	74.38
4.500 - 4.999	16	3,101,964	1.15	193,873	628	83.09
5.000 - 5.499	86	13,414,921	4.99	155,987	632	88.39
5.500 - 5.999	97	15,076,005	5.61	155,423	632	81.51
6.000 - 6.499	192	25,536,664	9.50	133,003	620	80.14
6.500 - 6.999	610	99,480,621	37.01	163,083	610	80.79
7.000 - 7.499	282	39,582,375	14.73	140,363	598	83.65
7.500 - 7.999	245	30,679,854	11.41	125,224	584	84.31
8.000 - 8.499	91	9,865,098	3.67	108,408	565	82.30
8.500 - 8.999	43	4,169,337	1.55	96,961	573	80.12
9.000 - 9.499	10	928,647	0.35	92,865	547	69.85
9.500 - 9.999	8	612,886	0.23	76,611	543	73.64
10.000 - 10.499	7	471,848	0.18	67,407	504	60.33
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	266	$23,285,077	8.66%	$87,538	614	76.56%
10.000 - 10.999	1	115,836	0.04	115,836	520	80.00
11.000 - 11.999	23	3,850,983	1.43	167,434	649	73.22
12.000 - 12.999	310	50,243,655	18.69	162,076	624	80.20
13.000 - 13.999	746	110,948,233	41.28	148,724	605	82.99
14.000 - 14.999	469	64,347,168	23.94	137,201	599	82.91
15.000 - 15.999	115	12,557,776	4.67	109,198	577	79.31
16.000 - 16.999	36	3,323,758	1.24	92,327	569	78.75
17.000 - 17.999	2	102,327	0.04	51,164	522	67.50
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	266	$23,285,077	8.66%	$87,538	614	76.56%
1.000 - 1.999	1	99,585	0.04	99,585	678	90.00
3.000 - 3.999	1	357,000	0.13	357,000	648	68.00
4.000 - 4.999	1	155,240	0.06	155,240	604	80.00
5.000 - 5.999	48	8,582,672	3.19	178,806	638	78.04
6.000 - 6.999	563	91,048,979	33.88	161,721	619	80.55
7.000 - 7.999	804	115,134,281	42.84	143,202	601	84.03
8.000 - 8.999	224	24,817,267	9.23	110,791	576	80.41
9.000 - 9.999	51	4,687,344	1.74	91,909	570	78.91
10.000 - 10.999	9	607,368	0.23	67,485	507	63.58
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group I Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	266	$23,285,077	8.66%	$87,538	614	76.56%
2005 September	1	196,000	0.07	196,000	668	80.00
2006 January	1	53,164	0.02	53,164	611	95.00
2006 March	1	295,198	0.11	295,198	604	85.00
2006 April	2	387,308	0.14	193,654	666	80.00
2006 May	1	82,118	0.03	82,118	542	70.00
2006 June	4	581,308	0.22	145,327	693	93.78
2006 July	3	954,508	0.36	318,169	719	81.38
2006 August	18	2,878,514	1.07	159,917	619	88.59
2006 September	90	14,351,314	5.34	159,459	627	86.12
2006 October	439	75,763,750	28.19	172,583	607	81.49
2006 November	638	82,414,047	30.66	129,176	601	81.72
2006 December	212	26,980,116	10.04	127,265	595	80.75
2007 January	2	221,616	0.08	110,808	540	89.19
2007 March	1	69,210	0.03	69,210	526	80.00
2007 June	1	133,394	0.05	133,394	620	60.00
2007 July	2	157,383	0.06	78,692	637	84.96
2007 August	2	175,576	0.07	87,788	616	95.00
2007 September	20	2,779,480	1.03	138,974	611	80.93
2007 October	69	10,873,845	4.05	157,592	621	81.96
2007 November	124	15,723,599	5.85	126,803	600	83.40
2007 December	71	10,418,286	3.88	146,736	605	81.03
Total:	**1,968**	**$268,774,813**	**100.00%**	**$136,573**	**607**	**81.52%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Collateral Summary (Statistical Pool)

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$268,774,227.10		
Number of Mortgage Loans	2,021		
Average Current Principal Balance	$132,990.71	$14,920.36	$356,430.14
[1] Weighted Average Original Loan-to-Value	81.83%	16.00%	100.00%
[1] Weighted Average Mortgage Rate	7.37%	4.99%	12.00%
[1] Weighted Average Net Mortgage Rate	6.87%	4.54%	11.42%
[1] Weighted Average Note Margin	6.82%	2.21%	10.75%
[1] Weighted Average Maximum Mortgage Rate	13.66%	9.80%	18.45%
[1] Weighted Average Minimum Mortgage Rate	7.22%	2.21%	11.45%
[1] Weighted Average Term to Next Rate Adjustment Rate (months)	25	2	36
[1] Weighted Average Remaining Term to Stated Maturity (months)	356	119	360
[1] [2] Weighted Average Credit Score	608	463	808

[1] Weighted Average reflected in Total.
[2] 100.00% of the Group II Loans have Credit Scores.
[3] Includes loans that will be transferred to HomeComings within 90 days.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	91.34%
Lien	First	100.00%
Property Type	Single-family detached	80.01%
	Planned Unit Developments (detached)	8.24%
	Two- to four- family units	3.86%
	Condo Low-Rise (less than 5 stories)	2.62%
	Manufactured Home	2.04%
	Planned Unit Developments (attached)	2.02%
	Townhouse	0.99%
	Condo Mid-Rise (5 to 8 stories)	0.18%
	Condo High-Rise (9 stories or more)	0.03%
Occupancy Status	Primary Residence	93.89%
	Non Owner Occupied	4.48%
	Second/Vacation	1.64%
Documentation Type	Full Documentation	78.44%
	Reduced Documentation	21.56%
Loans with Prepayment Penalties		64.79%
Loans serviced by Homecomings[3]		100.00%

Group II Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	19	$2,620,462	0.97%	$137,919	66.91%
500 - 519	37	4,606,839	1.71	124,509	79.29
520 - 539	102	13,379,873	4.98	131,175	75.93
540 - 559	170	21,716,202	8.08	127,742	76.53
560 - 579	237	28,920,594	10.76	122,028	80.60
580 - 599	306	40,006,938	14.88	130,742	81.20
600 - 619	400	53,211,955	19.80	133,030	83.99
620 - 639	298	41,384,246	15.40	138,873	83.84
640 - 659	231	31,469,492	11.71	136,232	83.19
660 - 679	113	15,769,518	5.87	139,553	82.89
680 - 699	41	5,720,435	2.13	139,523	84.40
700 - 719	25	3,526,103	1.31	141,044	85.98
720 - 739	14	2,089,505	0.78	149,250	81.43
740 - 759	14	2,453,247	0.91	175,232	85.57
760 >=	14	1,898,817	0.71	135,630	87.13
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**81.83%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans.

Group II Outstanding Mortgage Loan Principal Balances

Range of Outstanding Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	752	$54,630,943	20.33%	$72,648	604	79.24%
100,001 - 200,000	944	132,317,992	49.23	140,167	607	82.18
200,001 - 300,000	285	68,794,749	25.60	241,385	611	82.57
300,001 - 400,000	40	13,030,543	4.85	325,764	619	85.21
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

With respect to the junior Mortgage Loans, this table was calculated using the combined loan-to-value ratio for such Mortgage Loans

Group II Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	6	$1,169,551	0.44%	$194,925	611	72.88%
5.000 - 5.499	38	6,747,477	2.51	177,565	620	76.17
5.500 - 5.999	142	24,548,022	9.13	172,873	629	77.42
6.000 - 6.499	399	60,885,896	22.65	152,596	622	81.28
6.500 - 6.999	432	59,982,301	22.32	138,848	611	82.62
7.000 - 7.499	511	64,204,782	23.89	125,645	604	84.71
7.500 - 7.999	277	30,101,749	11.20	108,671	588	82.54
8.000 - 8.499	129	13,553,508	5.04	105,066	572	79.25
8.500 - 8.999	55	5,370,971	2.00	97,654	566	78.92
9.000 - 9.499	21	1,771,072	0.66	84,337	559	78.51
9.500 - 9.999	5	196,769	0.07	39,354	585	71.36
10.000 - 10.499	3	122,526	0.05	40,842	534	67.80
10.500 - 10.999	2	83,601	0.03	41,800	563	49.71
11.000 - 11.499	1	36,000	0.01	36,000	537	60.00
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	1	$291,296	0.11%	$291,296	607	80.00%
5.000 - 5.499	1	267,000	0.10	267,000	593	67.00
5.500 - 5.999	43	8,024,448	2.99	186,615	624	76.31
6.000 - 6.499	123	20,560,122	7.65	167,155	635	77.84
6.500 - 6.999	408	63,106,500	23.48	154,673	624	81.25
7.000 - 7.499	402	55,951,575	20.82	139,183	612	82.77
7.500 - 7.999	543	68,310,419	25.42	125,802	606	84.41
8.000 - 8.499	249	27,334,760	10.17	109,778	580	82.65
8.500 - 8.999	156	16,049,046	5.97	102,879	573	79.11
9.000 - 9.499	58	6,067,927	2.26	104,619	554	77.41
9.500 - 9.999	26	2,372,237	0.88	91,240	558	79.41
10.000 - 10.499	5	196,769	0.07	39,354	585	71.36
10.500 - 10.999	2	80,526	0.03	40,263	533	71.87
11.000 - 11.499	3	125,601	0.05	41,867	554	53.15
12.000 - 12.499	1	36,000	0.01	36,000	537	60.00
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 - 50.00	63	$5,486,300	2.04%	$87,084	570
50.01 - 55.00	15	1,420,819	0.53	94,721	602
55.01 - 60.00	56	6,068,924	2.26	108,374	588
60.01 - 65.00	48	5,773,907	2.15	120,290	593
65.01 - 70.00	90	12,458,580	4.64	138,429	587
70.01 - 75.00	174	22,950,310	8.54	131,898	601
75.01 - 80.00	643	85,748,303	31.90	133,357	611
80.01 - 85.00	298	38,613,787	14.37	129,576	597
85.01 - 90.00	352	49,067,343	18.26	139,396	604
90.01 - 95.00	262	37,973,274	14.13	144,936	635
95.01 - 100.00	20	3,212,680	1.20	160,634	666
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**

Group II State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	57	$5,784,025	2.15%	$101,474	603	80.97%
Alaska	1	209,855	0.08	209,855	622	80.00
Arizona	53	7,148,639	2.66	134,880	610	82.14
Arkansas	10	919,632	0.34	91,963	604	83.14
California	131	26,776,463	9.96	204,400	615	79.56
Colorado	37	5,961,779	2.22	161,129	612	81.84
Connecticut	13	2,269,198	0.84	174,554	605	85.84
Delaware	2	195,688	0.07	97,844	611	80.22
District of Columbia	7	952,325	0.35	136,046	575	65.96
Florida	166	24,066,965	8.95	144,982	608	80.23
Georgia	106	12,947,107	4.82	122,143	602	85.32
Idaho	5	737,663	0.27	147,533	618	87.73
Illinois	113	16,881,081	6.28	149,390	621	83.40
Indiana	49	4,320,668	1.61	88,177	612	84.18
Iowa	21	2,173,423	0.81	103,496	600	87.37
Kansas	14	1,632,515	0.61	116,608	607	84.64
Kentucky	22	1,997,278	0.74	90,785	611	81.98
Louisiana	36	3,842,073	1.43	106,724	604	79.91
Maine	6	789,206	0.29	131,534	629	87.74
Maryland	60	10,450,026	3.89	174,167	591	80.13
Massachusetts	30	5,681,739	2.11	189,391	593	76.65
Michigan	140	16,584,748	6.17	118,462	606	82.61
Minnesota	87	13,802,010	5.14	158,644	615	82.40
Mississippi	21	1,655,263	0.62	78,822	604	81.46
Missouri	65	7,254,636	2.70	111,610	598	83.73
Montana	2	293,239	0.11	146,619	601	87.38
Nebraska	7	707,359	0.26	101,051	617	84.64
Nevada	28	5,203,085	1.94	185,824	604	79.04
New Hampshire	7	1,306,909	0.49	186,701	603	87.28
New Jersey	28	5,134,525	1.91	183,376	618	79.05
New Mexico	12	1,500,081	0.56	125,007	632	79.84
New York	28	4,914,720	1.83	175,526	616	78.93
North Carolina	52	5,208,659	1.94	100,167	605	84.55
North Dakota	5	426,604	0.16	85,321	620	79.48
Ohio	86	8,407,445	3.13	97,761	614	85.73
Oklahoma	20	1,674,364	0.62	83,718	617	84.59
Oregon	15	2,553,795	0.95	170,253	597	83.94
Pennsylvania	45	4,237,688	1.58	94,171	593	81.64
Rhode Island	12	2,221,813	0.83	185,151	605	76.06
South Carolina	37	3,660,288	1.36	98,927	589	80.14
South Dakota	4	406,644	0.15	101,661	625	89.17
Tennessee	50	5,293,291	1.97	105,866	603	86.01
Texas	106	10,298,590	3.83	97,157	609	78.31
Utah	12	1,463,897	0.54	121,991	629	84.09
Vermont	1	122,122	0.05	122,122	668	70.00
Virginia	79	11,757,765	4.37	148,832	598	81.60
Washington	37	6,057,881	2.25	163,727	598	83.18
West Virginia	4	403,069	0.15	100,767	602	86.47
Wisconsin	89	10,193,735	3.79	114,536	617	83.87
Wyoming	3	292,654	0.11	97,551	602	82.97
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	1,236	$165,259,740	61.49%	$133,705	601	80.82%
Purchase	642	85,280,841	31.73	132,836	618	83.63
Rate/Term refinance	143	18,233,646	6.78	127,508	618	82.61
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,618	$210,816,934	78.44%	$130,295	603	83.43%
Reduced Documentation	403	57,957,293	21.56	143,815	627	75.99
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	1,869	$252,339,765	93.89%	$135,013	605	82.11%
Non Owner Occupied	115	12,033,800	4.48	104,642	647	74.41
Second/Vacation	37	4,400,662	1.64	118,937	635	85.92
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	1,639	$215,040,612	80.01%	$131,202	607	82.31%
Planned Unit Developments (detached)	130	22,151,199	8.24	170,394	601	82.32
Two- to four- family units	74	10,377,758	3.86	140,240	635	74.69
Condo Low-Rise (less than 5 stories)	60	7,035,214	2.62	117,254	611	81.50
Manufactured Home	53	5,487,691	2.04	103,541	615	76.97
Planned Unit Developments (attached)	36	5,432,617	2.02	150,906	600	82.28
Townhouse	24	2,672,022	0.99	111,334	586	77.00
Condo Mid-Rise (5 to 8 stories)	4	489,181	0.18	122,295	598	82.95
Condo High-Rise (9 stories or more)	1	87,934	0.03	87,934	590	80.00
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	1,052	$146,250,667	54.41%	$139,022	635	84.47%
AX	396	52,388,591	19.49	132,294	596	79.58
AM	298	35,284,341	13.13	118,404	571	81.36
B	177	23,255,771	8.65	131,389	551	76.62
C	77	9,364,813	3.48	121,621	544	72.44
CM	21	2,230,043	0.83	106,193	538	63.05
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	732	$94,641,879	35.21%	$129,292	609	81.81%
12 Months	107	15,078,849	5.61	140,924	621	82.36
24 Months	857	120,707,245	44.91	140,849	606	82.01
36 Months	322	38,034,750	14.15	118,120	605	81.15
Other	3	311,504	0.12	103,835	610	78.34
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, or 36 months. No loans have prepayment penalty terms greater than 36 months.

Group II IO Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	1,986	$261,991,380	97.48%	$131,919	607	81.78%
24	24	4,488,157	1.67	187,007	639	84.61
36	9	1,803,390	0.67	200,377	630	83.85
60	2	491,300	0.18	245,650	609	75.70
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	240	$23,284,693	8.66%	$97,020	614	78.03%
2.000 - 2.499	1	66,959	0.02	66,959	553	79.00
3.000 - 3.499	1	95,068	0.04	95,068	509	85.00
3.500 - 3.999	5	761,728	0.28	152,346	610	76.35
4.000 - 4.499	12	2,227,199	0.83	185,600	632	76.52
4.500 - 4.999	19	2,858,917	1.06	150,469	642	83.30
5.000 - 5.499	71	10,811,321	4.02	152,272	652	89.41
5.500 - 5.999	130	18,394,713	6.84	141,498	627	80.97
6.000 - 6.499	213	28,619,085	10.65	134,362	622	78.83
6.500 - 6.999	613	93,413,542	34.76	152,388	613	81.43
7.000 - 7.499	325	43,195,287	16.07	132,909	597	84.18
7.500 - 7.999	234	28,354,564	10.55	121,173	581	85.23
8.000 - 8.499	97	10,600,047	3.94	109,279	570	82.51
8.500 - 8.999	40	4,450,693	1.66	111,267	549	75.51
9.000 - 9.499	15	1,387,827	0.52	92,522	543	69.40
9.500 - 9.999	2	130,057	0.05	65,028	552	75.85
10.000 - 10.499	1	16,800	0.01	16,800	531	60.00
10.500 - 10.999	2	105,726	0.04	52,863	535	69.04
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	240	$23,284,693	8.66%	$97,020	614	78.03%
9.000 - 9.999	1	65,887	0.02	65,887	578	59.00
10.000 - 10.999	1	165,000	0.06	165,000	602	85.00
11.000 - 11.999	30	5,101,229	1.90	170,041	619	75.14
12.000 - 12.999	353	55,000,649	20.46	155,809	627	79.37
13.000 - 13.999	761	106,516,762	39.63	139,969	610	84.03
14.000 - 14.999	479	60,615,947	22.55	126,547	592	82.35
15.000 - 15.999	131	15,697,519	5.84	119,828	576	82.12
16.000 - 16.999	23	2,230,781	0.83	96,990	576	78.31
17.000 - 17.999	1	42,000	0.02	42,000	537	60.00
18.000 - 18.999	1	53,760	0.02	53,760	564	44.00
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	240	$23,284,693	8.66%	$97,020	614	78.03%
2.000 - 2.999	1	66,959	0.02	66,959	553	79.00
4.000 - 4.999	5	698,086	0.26	139,617	655	75.12
5.000 - 5.999	56	8,882,020	3.30	158,607	628	76.09
6.000 - 6.999	607	93,833,462	34.91	154,586	624	80.50
7.000 - 7.999	815	109,616,492	40.78	134,499	601	84.42
8.000 - 8.999	247	27,384,585	10.19	110,869	578	82.19
9.000 - 9.999	45	4,804,677	1.79	106,771	557	77.65
10.000 - 10.999	4	149,493	0.06	37,373	536	66.39
11.000 - 11.999	1	53,760	0.02	53,760	564	44.00
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Group II Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
N/A (Fixed)	240	$23,284,693	8.66%	$97,020	614	78.03%
2005 February	1	185,841	0.07	185,841	590	80.00
2005 May	1	58,757	0.02	58,757	655	80.00
2006 February	1	74,962	0.03	74,962	625	80.00
2006 March	1	158,565	0.06	158,565	645	80.00
2006 May	2	312,851	0.12	156,425	688	89.81
2006 June	2	234,452	0.09	117,226	728	95.00
2006 July	8	1,259,319	0.47	157,415	621	86.42
2006 August	26	3,834,026	1.43	147,463	634	89.79
2006 September	95	14,479,323	5.39	152,414	625	86.43
2006 October	422	68,123,944	25.35	161,431	611	81.87
2006 November	686	84,226,591	31.34	122,779	602	81.80
2006 December	228	30,717,001	11.43	134,724	591	80.79
2007 June	3	343,906	0.13	114,635	669	87.28
2007 August	4	640,824	0.24	160,206	602	89.81
2007 September	28	3,723,869	1.39	132,995	605	84.10
2007 October	60	9,789,848	3.64	163,164	616	83.85
2007 November	122	14,857,075	5.53	121,779	613	81.23
2007 December	91	12,468,378	4.64	137,015	613	80.74
Total:	**2,021**	**$268,774,227**	**100.00%**	**$132,991**	**608**	**81.83%**

Net WAC Cap Rate Schedule

Class A-I Certificates

Period	Pay Date	Net WAC Cap Rate(1)	Net WAC Cap Rate(2)	Net WAC Cap Rate(3)	Period	Pay Date	Net WAC Cap Rate(1)	Net WAC Cap Rate(2)	Net WAC Cap Rate(3)
1	01/25/05	7.61%	7.61%	8.00%	37	01/25/08	8.57%	10.78%	10.78%
2	02/25/05	6.63%	6.63%	8.00%	38	02/25/08	8.57%	10.77%	10.77%
3	03/25/05	7.34%	7.34%	8.00%	39	03/25/08	9.16%	11.51%	11.51%
4	04/25/05	6.63%	6.63%	8.00%	40	04/25/08	8.57%	10.76%	10.76%
5	05/25/05	6.85%	6.85%	8.00%	41	05/25/08	8.85%	11.14%	11.14%
6	06/25/05	6.63%	6.63%	8.00%	42	06/25/08	8.56%	11.69%	11.69%
7	07/25/05	6.85%	6.85%	8.00%	43	07/25/08	8.84%	12.08%	12.08%
8	08/25/05	6.63%	6.63%	8.00%	44	08/25/08	8.56%	11.68%	11.68%
9	09/25/05	6.63%	6.63%	8.00%	45	09/25/08	8.55%	11.67%	11.67%
10	10/25/05	6.85%	6.85%	8.00%	46	10/25/08	8.84%	12.05%	12.05%
11	11/25/05	6.63%	6.63%	8.00%	47	11/25/08	8.55%	11.66%	11.66%
12	12/25/05	6.85%	6.85%	8.00%	48	12/25/08	8.83%	12.22%	12.22%
13	01/25/06	6.63%	6.63%	8.00%	49	01/25/09	8.55%	11.82%	11.82%
14	02/25/06	6.63%	6.63%	8.00%	50	02/25/09	8.54%	11.81%	11.81%
15	03/25/06	7.34%	7.34%	8.00%	51	03/25/09	9.46%	13.07%	13.07%
16	04/25/06	6.63%	6.63%	8.00%	52	04/25/09	8.54%	11.80%	11.80%
17	05/25/06	6.85%	6.85%	8.00%	53	05/25/09	8.82%	12.19%	12.19%
18	06/25/06	6.63%	6.63%	8.00%	54	06/25/09	8.53%	11.92%	11.92%
19	07/25/06	6.86%	6.86%	8.00%	55	07/25/09	8.82%	12.30%	12.30%
20	08/25/06	6.64%	6.64%	8.00%	56	08/25/09	8.53%	11.90%	11.90%
21	09/25/06	6.64%	6.64%	8.00%	57	09/25/09	8.53%	11.89%	11.89%
22	10/25/06	6.86%	6.86%	8.00%	58	10/25/09	8.81%	12.28%	12.28%
23	11/25/06	6.68%	6.69%	8.00%	59	11/25/09	8.52%	11.87%	11.87%
24	12/25/06	8.56%	9.07%	9.07%	60	12/25/09	8.80%	12.27%	12.27%
25	01/25/07	8.28%	8.78%	8.78%	61	01/25/10	8.52%	11.87%	11.87%
26	02/25/07	8.28%	8.77%	8.77%	62	02/25/10	8.51%	11.86%	11.86%
27	03/25/07	9.16%	9.71%	9.71%	63	03/25/10	9.42%	13.12%	13.12%
28	04/25/07	8.27%	8.76%	8.76%	64	04/25/10	8.51%	11.84%	11.84%
29	05/25/07	8.55%	9.07%	9.07%	65	05/25/10	8.79%	12.22%	12.22%
30	06/25/07	8.27%	9.58%	9.58%	66	06/25/10	8.50%	11.82%	11.82%
31	07/25/07	8.54%	9.89%	9.89%	67	07/25/10	8.78%	12.20%	12.20%
32	08/25/07	8.27%	9.57%	9.57%	68	08/25/10	8.50%	11.80%	11.80%
33	09/25/07	8.27%	9.57%	9.57%	69	09/25/10	8.50%	11.79%	11.79%
34	10/25/07	8.54%	9.88%	9.88%	70	10/25/10	8.78%	12.17%	12.17%
35	11/25/07	8.27%	9.60%	9.60%	71	11/25/10	8.49%	11.77%	11.77%
36	12/25/07	8.86%	11.14%	11.14%					

(1) Assumes 1-month LIBOR remains constant at 2.41% and 6-month LIBOR remains constant at 2.71% and run at the Pricing Speed to call.
(2) Assumes 1-month LIBOR and 6-month LIBOR set to 20% and run at the pricing speed to call.
(3) Assumes 1-month LIBOR and 6-month LIBOR set to 20% and run at the pricing speed to call. Assumes payments are received from the Yield Maintenance Agreement.

Net WAC Cap Rate Schedule

Class A-II-2 Certificates

Period	Pay Date	Net WAC Cap Rate(1)	Net WAC Cap Rate(2)	Net WAC Cap Rate(3)	Period	Pay Date	Net WAC Cap Rate(1)	Net WAC Cap Rate(2)	Net WAC Cap Rate(3)
1	01/25/05	7.63%	7.63%	8.00%	37	01/25/08	8.56%	10.76%	10.76%
2	02/25/05	6.65%	6.65%	8.00%	38	02/25/08	8.56%	10.75%	10.75%
3	03/25/05	7.36%	7.36%	8.00%	39	03/25/08	9.15%	11.49%	11.49%
4	04/25/05	6.65%	6.65%	8.00%	40	04/25/08	8.56%	10.74%	10.74%
5	05/25/05	6.87%	6.87%	8.00%	41	05/25/08	8.84%	11.11%	11.11%
6	06/25/05	6.65%	6.65%	8.00%	42	06/25/08	8.55%	11.66%	11.66%
7	07/25/05	6.87%	6.87%	8.00%	43	07/25/08	8.84%	12.04%	12.04%
8	08/25/05	6.65%	6.65%	8.00%	44	08/25/08	8.55%	11.65%	11.65%
9	09/25/05	6.65%	6.65%	8.00%	45	09/25/08	8.55%	11.64%	11.64%
10	10/25/05	6.87%	6.87%	8.00%	46	10/25/08	8.83%	12.02%	12.02%
11	11/25/05	6.65%	6.65%	8.00%	47	11/25/08	8.54%	11.62%	11.62%
12	12/25/05	6.87%	6.87%	8.00%	48	12/25/08	8.82%	12.20%	12.20%
13	01/25/06	6.65%	6.65%	8.00%	49	01/25/09	8.54%	11.80%	11.80%
14	02/25/06	6.65%	6.65%	8.00%	50	02/25/09	8.54%	11.79%	11.79%
15	03/25/06	7.36%	7.36%	8.00%	51	03/25/09	9.45%	13.05%	13.05%
16	04/25/06	6.65%	6.65%	8.00%	52	04/25/09	8.53%	11.78%	11.78%
17	05/25/06	6.87%	6.87%	8.00%	53	05/25/09	8.81%	12.16%	12.16%
18	06/25/06	6.65%	6.65%	8.00%	54	06/25/09	8.53%	11.90%	11.90%
19	07/25/06	6.87%	6.87%	8.00%	55	07/25/09	8.81%	12.29%	12.29%
20	08/25/06	6.65%	6.65%	8.00%	56	08/25/09	8.52%	11.89%	11.89%
21	09/25/06	6.65%	6.65%	8.00%	57	09/25/09	8.52%	11.88%	11.88%
22	10/25/06	6.87%	6.87%	8.00%	58	10/25/09	8.80%	12.26%	12.26%
23	11/25/06	6.69%	6.70%	8.00%	59	11/25/09	8.51%	11.86%	11.86%
24	12/25/06	8.53%	9.07%	9.07%	60	12/25/09	8.80%	12.26%	12.26%
25	01/25/07	8.25%	8.77%	8.77%	61	01/25/10	8.51%	11.85%	11.85%
26	02/25/07	8.25%	8.77%	8.77%	62	02/25/10	8.51%	11.84%	11.84%
27	03/25/07	9.13%	9.70%	9.70%	63	03/25/10	9.42%	13.10%	13.10%
28	04/25/07	8.25%	8.76%	8.76%	64	04/25/10	8.50%	11.83%	11.83%
29	05/25/07	8.52%	9.07%	9.07%	65	05/25/10	8.78%	12.21%	12.21%
30	06/25/07	8.24%	9.56%	9.56%	66	06/25/10	8.50%	11.81%	11.81%
31	07/25/07	8.52%	9.87%	9.87%	67	07/25/10	8.78%	12.19%	12.19%
32	08/25/07	8.24%	9.55%	9.55%	68	08/25/10	8.49%	11.79%	11.79%
33	09/25/07	8.24%	9.55%	9.55%	69	09/25/10	8.49%	11.78%	11.78%
34	10/25/07	8.51%	9.86%	9.86%	70	10/25/10	8.77%	12.16%	12.16%
35	11/25/07	8.24%	9.56%	9.56%	71	11/25/10	8.48%	11.76%	11.76%
36	12/25/07	8.85%	11.12%	11.12%					

(1) Assumes 1-month LIBOR remains constant at 2.41% and 6-month LIBOR remains constant at 2.71% and run at the Pricing Speed to call.
(2) Assumes 1-month LIBOR and 6-month LIBOR set to 20% and run at the pricing speed to call.
(3) Assumes 1-month LIBOR and 6-month LIBOR set to 20% and run at the pricing speed to call. Assumes payments are received from the Yield Maintenance Agreement.

Net WAC Cap Rate Schedule

Subordinate Certificates

Period	Pay Date	Net WAC Cap Rate(1)	Net WAC Cap Rate(2)	Net WAC Cap Rate(3)	Period	Pay Date	Net WAC Cap Rate(1)	Net WAC Cap Rate(2)	Net WAC Cap Rate(3)
1	01/25/05	7.62%	7.62%	8.50%	37	01/25/08	8.57%	10.77%	10.77%
2	02/25/05	6.64%	6.64%	8.50%	38	02/25/08	8.56%	10.76%	10.76%
3	03/25/05	7.35%	7.35%	8.50%	39	03/25/08	9.15%	11.50%	11.50%
4	04/25/05	6.64%	6.64%	8.50%	40	04/25/08	8.56%	10.75%	10.75%
5	05/25/05	6.86%	6.86%	8.50%	41	05/25/08	8.84%	11.12%	11.12%
6	06/25/05	6.64%	6.64%	8.50%	42	06/25/08	8.56%	11.68%	11.68%
7	07/25/05	6.86%	6.86%	8.50%	43	07/25/08	8.84%	12.06%	12.06%
8	08/25/05	6.64%	6.64%	8.50%	44	08/25/08	8.55%	11.66%	11.66%
9	09/25/05	6.64%	6.64%	8.50%	45	09/25/08	8.55%	11.65%	11.65%
10	10/25/05	6.86%	6.86%	8.50%	46	10/25/08	8.83%	12.04%	12.04%
11	11/25/05	6.64%	6.64%	8.50%	47	11/25/08	8.55%	11.64%	11.64%
12	12/25/05	6.86%	6.86%	8.50%	48	12/25/08	8.83%	12.21%	12.21%
13	01/25/06	6.64%	6.64%	8.50%	49	01/25/09	8.54%	11.81%	11.81%
14	02/25/06	6.64%	6.64%	8.50%	50	02/25/09	8.54%	11.80%	11.80%
15	03/25/06	7.35%	7.35%	8.50%	51	03/25/09	9.45%	13.06%	13.06%
16	04/25/06	6.64%	6.64%	8.50%	52	04/25/09	8.53%	11.79%	11.79%
17	05/25/06	6.86%	6.86%	8.50%	53	05/25/09	8.82%	12.17%	12.17%
18	06/25/06	6.64%	6.64%	8.50%	54	06/25/09	8.53%	11.91%	11.91%
19	07/25/06	6.87%	6.87%	8.50%	55	07/25/09	8.81%	12.30%	12.30%
20	08/25/06	6.65%	6.65%	8.50%	56	08/25/09	8.53%	11.89%	11.89%
21	09/25/06	6.65%	6.65%	8.50%	57	09/25/09	8.52%	11.88%	11.88%
22	10/25/06	6.87%	6.87%	8.50%	58	10/25/09	8.80%	12.27%	12.27%
23	11/25/06	6.68%	6.70%	8.50%	59	11/25/09	8.52%	11.87%	11.87%
24	12/25/06	8.55%	9.07%	9.07%	60	12/25/09	8.80%	12.27%	12.27%
25	01/25/07	8.27%	8.78%	8.78%	61	01/25/10	8.51%	11.86%	11.86%
26	02/25/07	8.26%	8.77%	8.77%	62	02/25/10	8.51%	11.85%	11.85%
27	03/25/07	9.15%	9.70%	9.70%	63	03/25/10	9.42%	13.11%	13.11%
28	04/25/07	8.26%	8.76%	8.76%	64	04/25/10	8.51%	11.83%	11.83%
29	05/25/07	8.53%	9.07%	9.07%	65	05/25/10	8.79%	12.22%	12.22%
30	06/25/07	8.26%	9.57%	9.57%	66	06/25/10	8.50%	11.81%	11.81%
31	07/25/07	8.53%	9.88%	9.88%	67	07/25/10	8.78%	12.20%	12.20%
32	08/25/07	8.25%	9.56%	9.56%	68	08/25/10	8.50%	11.79%	11.79%
33	09/25/07	8.25%	9.56%	9.56%	69	09/25/10	8.49%	11.78%	11.78%
34	10/25/07	8.53%	9.87%	9.87%	70	10/25/10	8.77%	12.17%	12.17%
35	11/25/07	8.26%	9.58%	9.58%	71	11/25/10	8.49%	11.76%	11.76%
36	12/25/07	8.85%	11.13%	11.13%					

(1) Assumes 1-month LIBOR remains constant at 2.41% and 6-month LIBOR remains constant at 2.71% and run at the Pricing Speed to call.
(2) Assumes 1-month LIBOR and 6-month LIBOR set to 20% and run at the pricing speed to call.
(3) Assumes 1-month LIBOR and 6-month LIBOR set to 20% and run at the pricing speed to call. Assumes payments are received from the Yield Maintenance Agreement.

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-I-1						
Average Life (Years)	12.72	1.57	1.21	**1.00**	0.86	0.76
Modified Duration (at par)	10.43	1.51	1.17	**0.97**	0.84	0.74
First Principal Payment Date	1/25/2005	1/25/2005	1/25/2005	**1/25/2005**	1/25/2005	1/25/2005
Last Principal Payment Date	1/25/2025	10/25/2007	1/25/2007	**9/25/2006**	5/25/2006	3/25/2006
Principal Payment Window (Months)	1 to 241	1 to 34	1 to 25	**1 to 21**	1 to 17	1 to 15
Class A-I-2						
Average Life (Years)	24.91	6.29	4.22	**3.00**	2.09	1.79
Modified Duration (at par)	17.91	5.62	3.90	**2.83**	2.00	1.73
First Principal Payment Date	1/25/2025	10/25/2007	1/25/2007	**9/25/2006**	5/25/2006	3/25/2006
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	12/25/2007	5/25/2007
Principal Payment Window (Months)	241 to 346	34 to 145	25 to 97	**21 to 71**	17 to 36	15 to 29
Class A-I-3						
Average Life (Years)	28.82	12.07	8.07	**5.91**	4.27	2.46
Modified Duration (at par)	19.48	10.10	7.13	**5.37**	3.97	2.34
First Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	12/25/2007	5/25/2007
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2007
Principal Payment Window (Months)	346 to 346	145 to 145	97 to 97	**71 to 71**	36 to 55	29 to 31
Class A-II-1						
Average Life (Years)	19.32	4.22	2.90	**2.14**	1.57	1.32
Modified Duration (at par)	14.38	3.80	2.70	**2.02**	1.51	1.28
First Principal Payment Date	1/25/2005	1/25/2005	1/25/2005	**1/25/2005**	1/25/2005	1/25/2005
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2007
Principal Payment Window (Months)	1 to 346	1 to 145	1 to 97	**1 to 71**	1 to 55	1 to 31
Class A-II-2						
Average Life (Years)	19.32	4.22	2.90	**2.14**	1.57	1.32
Modified Duration (at par)	14.29	3.79	2.69	**2.02**	1.51	1.28
First Principal Payment Date	1/25/2005	1/25/2005	1/25/2005	**1/25/2005**	1/25/2005	1/25/2005
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2007
Principal Payment Window (Months)	1 to 346	1 to 145	1 to 97	**1 to 71**	1 to 55	1 to 31

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.70	8.01	5.40	**4.46**	4.44	3.45
Modified Duration (at par)	18.10	6.93	4.88	**4.10**	4.10	3.23
First Principal Payment Date	11/25/2027	12/25/2008	2/25/2008	**6/25/2008**	11/25/2008	7/25/2007
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2008
Principal Payment Window (Months)	275 to 346	48 to 145	38 to 97	**42 to 71**	47 to 55	31 to 43
Class M-2						
Average Life (Years)	26.70	8.01	5.39	**4.26**	3.89	3.35
Modified Duration (at par)	17.24	6.80	4.80	**3.89**	3.58	3.11
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**3/25/2008**	5/25/2008	1/25/2008
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2008
Principal Payment Window (Months)	275 to 346	48 to 145	37 to 97	**39 to 71**	41 to 55	37 to 43
Class M-3						
Average Life (Years)	26.70	8.01	5.38	**4.21**	3.71	3.12
Modified Duration (at par)	17.04	6.77	4.78	**3.84**	3.42	2.91
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**2/25/2008**	4/25/2008	11/25/2007
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2008
Principal Payment Window (Months)	275 to 346	48 to 145	37 to 97	**38 to 71**	40 to 55	35 to 43
Class M-4						
Average Life (Years)	26.70	8.01	5.38	**4.18**	3.65	3.06
Modified Duration (at par)	15.97	6.60	4.69	**3.75**	3.33	2.82
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**2/25/2008**	3/25/2008	10/25/2007
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2008
Principal Payment Window (Months)	275 to 346	48 to 145	37 to 97	**38 to 71**	39 to 55	34 to 43
Class M-5						
Average Life (Years)	26.70	8.01	5.38	**4.18**	3.62	3.01
Modified Duration (at par)	15.70	6.55	4.67	**3.74**	3.28	2.77
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**2/25/2008**	2/25/2008	9/25/2007
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2008
Principal Payment Window (Months)	275 to 346	48 to 145	37 to 97	**38 to 71**	38 to 55	33 to 43
Class M-6						
Average Life (Years)	26.70	8.01	5.38	**4.15**	3.58	2.97
Modified Duration (at par)	14.04	6.26	4.52	**3.62**	3.18	2.68
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**1/25/2008**	2/25/2008	9/25/2007
Last Principal Payment Date	10/25/2033	1/25/2017	1/25/2013	**11/25/2010**	7/25/2009	7/25/2008
Principal Payment Window (Months)	275 to 346	48 to 145	37 to 97	**37 to 71**	38 to 55	33 to 43

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-I-1						
Average Life (Years)	12.72	1.57	1.21	**1.00**	0.86	0.76
Modified Duration (at par)	10.43	1.51	1.17	**0.97**	0.84	0.74
First Principal Payment Date	1/25/2005	1/25/2005	1/25/2005	**1/25/2005**	1/25/2005	1/25/2005
Last Principal Payment Date	1/25/2025	10/25/2007	1/25/2007	**9/25/2006**	5/25/2006	3/25/2006
Principal Payment Window (Months)	1 to 241	1 to 34	1 to 25	**1 to 21**	1 to 17	1 to 15
Class A-I-2						
Average Life (Years)	24.93	6.44	4.33	**3.08**	2.09	1.79
Modified Duration (at par)	17.92	5.73	3.98	**2.89**	2.00	1.73
First Principal Payment Date	1/25/2025	10/25/2007	1/25/2007	**9/25/2006**	5/25/2006	3/25/2006
Last Principal Payment Date	6/25/2034	2/25/2021	12/25/2015	**1/25/2013**	12/25/2007	5/25/2007
Principal Payment Window (Months)	241 to 354	34 to 194	25 to 132	**21 to 97**	17 to 36	15 to 29
Class A-I-3						
Average Life (Years)	29.69	19.64	13.64	**10.08**	7.12	2.46
Modified Duration (at par)	19.86	14.80	11.11	**8.62**	6.30	2.34
First Principal Payment Date	6/25/2034	2/25/2021	12/25/2015	**1/25/2013**	12/25/2007	5/25/2007
Last Principal Payment Date	11/25/2034	7/25/2029	9/25/2022	**4/25/2018**	4/25/2015	7/25/2007
Principal Payment Window (Months)	354 to 359	194 to 295	132 to 213	**97 to 160**	36 to 124	29 to 31
Class A-II-1						
Average Life (Years)	19.36	4.53	3.13	**2.30**	1.66	1.32
Modified Duration (at par)	14.40	4.00	2.87	**2.16**	1.58	1.28
First Principal Payment Date	1/25/2005	1/25/2005	1/25/2005	**1/25/2005**	1/25/2005	1/25/2005
Last Principal Payment Date	11/25/2034	7/25/2029	10/25/2022	**4/25/2018**	4/25/2015	7/25/2007
Principal Payment Window (Months)	1 to 359	1 to 295	1 to 214	**1 to 160**	1 to 124	1 to 31
Class A-II-2						
Average Life (Years)	19.36	4.53	3.13	**2.30**	1.66	1.32
Modified Duration (at par)	14.31	3.99	2.86	**2.15**	1.58	1.28
First Principal Payment Date	1/25/2005	1/25/2005	1/25/2005	**1/25/2005**	1/25/2005	1/25/2005
Last Principal Payment Date	11/25/2034	7/25/2029	10/25/2022	**4/25/2018**	4/25/2015	7/25/2007
Principal Payment Window (Months)	1 to 359	1 to 295	1 to 214	**1 to 160**	1 to 124	1 to 31

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.81	8.79	5.96	**4.87**	5.11	4.64
Modified Duration (at par)	18.15	7.43	5.28	**4.43**	4.66	4.25
First Principal Payment Date	11/25/2027	12/25/2008	2/25/2008	**6/25/2008**	11/25/2008	7/25/2007
Last Principal Payment Date	10/25/2034	7/25/2026	12/25/2019	**2/25/2016**	7/25/2013	3/25/2013
Principal Payment Window (Months)	275 to 358	48 to 259	38 to 180	**42 to 134**	47 to 103	31 to 99
Class M-2						
Average Life (Years)	26.81	8.69	5.87	**4.62**	4.16	3.57
Modified Duration (at par)	17.29	7.22	5.15	**4.17**	3.81	3.30
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**3/25/2008**	5/25/2008	1/25/2008
Last Principal Payment Date	9/25/2034	4/25/2024	4/25/2018	**10/25/2014**	7/25/2012	12/25/2010
Principal Payment Window (Months)	275 to 357	48 to 232	37 to 160	**39 to 118**	41 to 91	37 to 72
Class M-3						
Average Life (Years)	26.80	8.58	5.79	**4.51**	3.93	3.31
Modified Duration (at par)	17.08	7.12	5.07	**4.07**	3.60	3.07
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**2/25/2008**	4/25/2008	11/25/2007
Last Principal Payment Date	7/25/2034	12/25/2021	7/25/2016	**6/25/2013**	7/25/2011	2/25/2010
Principal Payment Window (Months)	275 to 355	48 to 204	37 to 139	**38 to 102**	40 to 79	35 to 62
Class M-4						
Average Life (Years)	26.79	8.47	5.71	**4.42**	3.84	3.21
Modified Duration (at par)	16.00	6.87	4.92	**3.94**	3.47	2.95
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**2/25/2008**	3/25/2008	10/25/2007
Last Principal Payment Date	6/25/2034	11/25/2020	10/25/2015	**11/25/2012**	1/25/2011	10/25/2009
Principal Payment Window (Months)	275 to 354	48 to 191	37 to 130	**38 to 95**	39 to 73	34 to 58
Class M-5						
Average Life (Years)	26.77	8.32	5.60	**4.34**	3.73	3.12
Modified Duration (at par)	15.72	6.73	4.82	**3.86**	3.38	2.86
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**2/25/2008**	2/25/2008	9/25/2007
Last Principal Payment Date	4/25/2034	8/25/2019	10/25/2014	**3/25/2012**	7/25/2010	5/25/2009
Principal Payment Window (Months)	275 to 352	48 to 176	37 to 118	**38 to 87**	38 to 67	33 to 53
Class M-6						
Average Life (Years)	26.73	8.12	5.46	**4.21**	3.62	3.01
Modified Duration (at par)	14.04	6.32	4.57	3.66	3.21	2.72
First Principal Payment Date	11/25/2027	12/25/2008	1/25/2008	**1/25/2008**	2/25/2008	9/25/2007
Last Principal Payment Date	1/25/2034	3/25/2018	11/25/2013	**6/25/2011**	12/25/2009	12/25/2008
Principal Payment Window (Months)	275 to 349	48 to 159	37 to 107	**37 to 78**	38 to 60	33 to 48